MICHELIN

04012575

January 23, 2004

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

RECEIVED
FEB 02 2004
187

SUPPL

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Letter to Stockholders dated November 2003.

- Press Release dated 18 November 2003.

- *Note d'opération* issued on or about November 26, 2003 entitled "Lowest ranking subordinated notes redeemable in cash of Compagnie Générale des Etablissements Michelin.

- English translation of a publication in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on December 1, 2003.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

dw 2/4

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000



# Letter to stockholders

NOVEMBER 2003

## Dear Sir or Madam, Dear Stockholder,



*The last meeting of the Michelin Group's Executive Council was held in Japan, and on this particular occasion I found the opportunity to visit the Tokyo Automobile Show for a few hours just as it was opening to the public.*
*On the Japanese market, which is highly enthusiastic about comfort and quality, the automobile is becoming an increasingly sophisticated product. And two strongly developing trends can be identified. On the one hand there is a search for improved safety, and on the other, a marked reduction in air pollution is being sought after. I am pleased to note that both of these ambitions can only be achieved by putting top-notch quality tires on the market.*

*This shows the sound judgement behind the technological direction Michelin chose to take many years ago, focusing on both the improvement of tire grip and the reduction in tire rolling resistance, whilst continuing to concentrate on the performance of all the other assets of our products which make them so successful.*
*Just how well-founded this approach is, will become increasingly obvious over the coming years in all the sectors of both the automobile and transport. The economic and social development of countries such as China, India and Russia is understandably fast-tracking exchanges worldwide, thereby increasing the number of automobiles, buses, trucks and other road vehicles.*

*In order to ensure that this development is achieved in harmony, the entire road transport industry must embrace and promote technology able to comply with our major challenges in both the environment and energy requirements, in addition to the need for more effective safety on the roads.*
*Over the last ten years Michelin has made spectacular breakthroughs, and enormous progress remains to be made by working in close partnership with both the automotive industry and all other road-related businesses. A fine portrayal of what working together can accomplish was given to us at the 5th Challenge Bibendum, organized by your Company in the United States last September.*
*By expanding in developing countries and building partnerships with other major companies of technical renown, such as Bosch and TRW, we are providing ourselves with the tools which will enable us not only to become a responsible force with proposals to forge the future but also to pursue profitable growth.*

*Throughout the world, you can rely on Michelin's teamwork to shoulder these objectives and know how to adapt them to the different local requisites.*

*Thank you for your confidence.*

Edouard Michelin

MICHELIN



# Net sales for the first nine months of 2003: 11.1 billion Euros + 4.5% excluding the impact of currency fluctuations and - 4.6% at current exchange rates

***Group sales volumes expressed in tons increased by 3% in contrasted tire markets: The Passenger Car and Light Truck tire replacement market continued to post strong growth in Europe but lost ground in North America; Passenger Car and Light Truck original equipment markets were down, while Truck markets went up slightly.***

At current exchange rates, the Group's net sales variation of - 4.6% for the first 9 months of 2003 resulted from the following factors:

- Sharp negative (- 8.7%) impact of exchange rates and especially the depreciation of the dollar versus the euro.
- Positive + 2.5% impact of higher sales volumes.
- Positive + 2.0% price / mix effect.

The **PASSENGER CAR AND LIGHT TRUCK** tire net sales rose by 3% excluding the impact of currency fluctuations, benefiting from firm prices and continued improvement of the product and category mix.

**In Europe, on the replacement market,** Michelin sales increased by 4.5% at a pace slightly slower than the market (+ 6,3%); the following factors accounted for this difference: competitor promotional campaigns launched during the 1st quarter and not followed by Michelin, price increases in Eastern Europe and a higher than expected demand for the new Alpin range, which exceeded Group forecasts. This led to product shortages and an unsatisfactory order fill rate, especially in Eastern Europe. In **Original Equipment**, in the context of a market down by 6.1% overall, sales volumes were down by 14.8% as a result of the Group's decision not to renew its supply contract with General Motors Europe from August 2002.

**In North America**, at the end of September, **replacement** sales were down by 1.6% on a practically flat market (- 0.3 %), but the situation began to reverse in September with the successful launch of the new Michelin HydroEdge™ and MXVH4 ranges. Despite a downswing in the **OE** market, Michelin gained market share and enhanced its product mix on the back of "SUV*" and "High Performance" segments.

**In Asia**, with more than a 30% growth in China, Group sales continued to outperform the market.

*Sport Utility Vehicle

Excluding the impact of currency fluctuations **TRUCK** sales rose substantially, driven both by volumes (+ 3.5%) and unit price rises.

**In Europe**, the Group gained **replacement** market share on a market enhanced by retailer advance purchases ahead of the price rises to be applied during the summer.

The Group continued to strengthen its foothold **in North America**, although its market share remained below 2000 levels.

**In Asia**, radial tire sales posted strong growth, especially In China.

European **OE**, sales were hit by the poor performance of the trailer segment. In North America, growth in this very segment resulted in a smaller Group share of the market, owing to Michelin's stronger presence on the more technologically demanding Power Unit segment.

**OTHER ACTIVITIES'** sales showed a 4.8% decline. The European **Agricultural** and **Aircraft** businesses were hit respectively by the decline caused by the heat wave that swept across Europe and the consecutive drought in the summer, and by the unfavorable environment of the airline industry. As regards the **Two-Wheel** business line, supply difficulties adversely affected the sales volumes despite growing demand for Michelin radial motorbike tires. On the other hand, volumes picked up in the **Earthmover** segment on the back of rising demand but sales were strongly impacted by dollar depreciation. Lastly, the **Wheel** manufacturing business has continued to suffer from steel wheel production over-capacity in Europe.

Turning to **retail**, Euromaster and TCI have achieved steady growth since the beginning of the year.



As far as the operating margin is concerned, owing to the 4 to 6 months lag between raw material purchases and their consumption, Michelin is now in a position to assess the impact on its operating costs resulting from the sharp increases in the prices of raw material since mid-2002. This should add $350m to the Group's cost of goods sold in 2003.

Michelin remains confident that it should be able to offset a significant proportion of this strong negative impact. At constant scope of consolidation. Michelin could therefore achieve an operating margin slightly below that of 2002, which stood at 7.8%.

The Viborg distribution business will be consolidated as of April 1, 2003 until the end of the year. As a result, full-year Group consolidated net sales should increase by 300 million Euros on 2002. The estimated operating loss for Viborg in the 9 months of consolidation should be in the range of 20 to 40 million Euros.

| In millions of € | **First 9 months 2003** | First 9 months 2002 |
|---|---|---|
| **Consolidated net sales** | **11,148.7** | 11,686.2 |
| *Excl.exchange rate variations* | | *10,665.1 ** |
| | **3rd Quarter 2003** | 3rd Quarter 2002 |
| | **3,800.5** | 3,865.2 |
| *Excl.exchange rate variations* | | *3,627.3* |

**Net sales for the first 9 months of 2002 recalculated at September 30, 2003, exchange rates*

| | **First 9 months 2003** | | 3rd Quarter 2003 | |
|---|---|---|---|---|
| | **Variation (9 months 2003 / 9 months 2002)** | | Variation (3rd Quarter 2003 / 3rd Quarter 2002) | |
| | **In millions of €** | **As % year-to-date** | In millions of € | As % year-to-date |
| | **- 537.4** | **- 4.6%** | - 64.7 | - 1.7% |
| Of which: Exchange rates | **- 1,021.0** | **- 8.7%** | - 237.9 | - 6.2% |
| Volumes | **+ 262.8** | **+ 2.5%** | + 95.5 | + 2.6% |
| Price / Mix | **+ 220.8** | **+ 2.0%** | + 77.7 | + 2.1% |
| Scope | **0** | **0%** | 0 | 0% |

| Net sales | **First 9 months 2003 (in millions of €)** | Δ 9 months 2003 / 9 months 2002 (as %) |
|---|---|---|
| **Group** | **11,148.7** | - 4.6% |
| Passenger Car / Light Truck | **5,545.7** | - 6.8% |
| Truck | **2,927.9** | - 0.4% |
| Other Activities | **3,266.9** | - 4.8% |
| Inter-sector Eliminations | **(591.8)** | |

| Net sales | **3rd Quarter 2003 (in millions of €)** | Δ 3rd Quarter 2003 / 3rd Quarter 2002 (as %) |
|---|---|---|
| **Group** | **3,800.5** | - 1.7% |
| Passenger Car / Light Truck | **1,912.6** | - 2.1% |
| Truck | **1,024.4** | + 2.0% |
| Other Activities | **1,089.5** | - 3.5% |
| Inter-sector Eliminations | **(226.0)** | |


MICHELIN

*Michelin meets its stockholders in Lyon on October 7th*

# Stockholders' meeting in Lyon

***On October 7th, 2003, nearly 1,500 people gathered at the Halle Tony Garnier in Lyon at Mr. Edouard Michelin's invitation.***



After Mr. Michel Rollier, the Financial Director, had commented on the Group's financial situation, emphasizing the solidity of its fundamentals, Mr. Edouard Michelin, accompanied by specialists, invited the audience to take part in a discussion focusing on three themes:

- the Group's international development;
- tires and the environment;
- technological innovation.

Here are some extracts:

## *Michelin's development in Asia*

Michelin's objective is to continue to develop in Asia, where there is a strong potential for growth, and where the radialization of the Truck, Light Truck and Passenger Car markets have fine prospects ahead of them. However, Michelin is already firmly anchored in both Thailand and China where the Group is using the local Warrior brand to enhance its market penetration and the Michelin brand for its top-of-the-range tires. In Japan, Michelin enjoys a strong position among the vehicle manufacturers, and has projects currently under way to improve our presence on the replacement market.

## *Used tires and tires no longer for service*

Further extracted value from used tires and from those which are no longer fit for service is a major axis of development for Michelin, since the end of a tire's life has long been one of our Company's concerns. As of 2006, no more tires will be dumped in Europe. For example, in France, the company Aliapur has been created in conjunction with other tire manufacturers for this purpose. Starting in January 2004, this company will begin to collect, transform and extract further value from the same volume of tires as that put on the market by its member-manufacturers in 2003, granting particular importance to the most ecological solutions, and in strict compliance with the Order dated December 24th 2002.

## *PAX System and "self-supporting" tire technology*

Today, PAX System is a reality: 200,000 PAX Systems have been sold. This technology is used in particular by Renault (Scenic) and Audi (A8 and A6). Michelin also has plans with Japanese vehicle manufacturers which will be unveiled on the North American market in 2004. Michelin is also one of the first tire manufacturers to develop "self-supporting" tire technology. This technology does not however offer performance comparable to that of PAX System which, amongst other features, has the advantage of reducing fuel consumption. Consequently, Michelin has fully comprehensive expertise in both technologies.

Mr. Edouard Michelin wound up this meeting by reaffirming the Group's major objectives between now and 2005:

- strong economic performance aiming for an operating margin of 10% on average over the cycle, as of 2005;
- an increase in that part of our sales figure coming from regions experiencing rapid growth, and from Asia in particular;
- "high-quality growth" based, amongst other things, on products requiring a high level of technical skill and on products producing a high profit margin.


© 2003 Michelin North America, Inc

*The participants in Challenge Bibendum 2003 in front of the Golden Gate in San Francisco.*

## Challenge Bibendum 2003 Good morning America!

***The fifth edition of the Michelin Challenge Bibendum, an event dedicated to clean automobile technologies, has just been held in California. It was an opportunity to measure the progress achieved in safety and in the fight against pollution.***

Since California is the American state that has shown the strongest commitment to fighting pollution, Challenge Bibendum 2003 was perfectly at home there and benefited from wide coverage ensured by the 400 journalists attending, and from the enthusiastic interest shown by opinion leaders and the American public.


TOYOTA

Right at the start of the Challenge, Mr. Edouard Michelin reminded everyone of the purpose of this operation initiated by Michelin: "Throughout the world there is an ever increasing need for mobility. In this context, the aim of Challenge Bibendum is to step up the availability of vehicles that are able to answer the challenge of increased safety on the road, as well as reduced fuel consumption and less pollution."

When the results were announced, Mr. Patrick Oliva, who was in charge of the Challenge, declared: "The extent of technological breakthroughs presented is proof that reconciling mobility and the environment is no longer just a dream." Taking part in this event were 100 vehicles, made up of cars, buses and trucks, demonstrating the remarkable progress achieved in all imaginable types of engines and energy.

Next year, Challenge Bibendum will be held in October in Shanghai. China too is seeking to step directly into the new era of clean vehicles.

For more information, see our Internet site at: **www.challengebibendum.com**

## Michelin Performance and Responsibility Approach

### Assessing the environmental impact of tires by analyzing their life cycle

There is no substitute for road travel as an expression of individual liberty and the development of society. But the prospect of continuous growth in road traffic raises important environmental issues.

To obtain a clearer idea of the tire's impact on the environment, a "life cycle analysis" study was carried out by Michelin together with several European tire manufacturers.

Conducted by an independent organization, this study focused on a tire that was representative of the current market. The work accomplished consisted of a comparative analysis of the major phases in the tire's life cycle, from the production of the raw materials via manufacturing and the tire's service life, to recycling it when the tire can no longer be used.

The conclusions are clear: the tire has by far its major environmental impact during its service life. In road travel this impact comes in the form of fuel consumption resulting from the tire's rolling resistance, that is a force which opposes movement and is generated basically by the deformation of the tire required for it to remain in contact with the ground at every revolution of the wheel. This phenomenon accounts for around 20% of both a motor vehicle's fuel consumption and its pollutant emissions.

When Michelin launched its green Energy tire in 1992 that lowered rolling resistance by approximately 20%, thereby cutting fuel consumption by around 5%, the Company had hit on the real issue in road transport, and made a very significant contribution to the progress of sustainable mobility.

Michelin's Performance and Responsibility Charter can be consulted on our Internet site: **www.michelin.com/corporate**


COLLECTION
COMPETITION
TOTAL

*A comprehensive presentation of Michelin's Collector tires and Competition tires is available on www.michelin-passion.com*

## XeoBib - a golden innovation!

Michelin's has revolutionized the agricultural market with XeoBib, its latest tire, because this is **the first agricultural tire with a service pressure of one bar (16 lbs.) or less**, proving that its performance capacities are just as good in the fields as on the road. Henceforth, farmers can benefit from all the advantages of a low-pressure tire for improved cultivation, without any subsequent compromise in safety or comfort on the road.

The tire's performance is obtained by breakthrough technology called Ultraflex, developed and patented by Michelin, making this agricultural tire the only one of its kind. The Hanover Agritechnica Trade Fair and the International Agricultural Machinery Exhibition held at Bologna have already awarded XeoBib their Gold Medals for innovation. In the course of the coming years, other versions of Ultraflex technology will be engineered for different agricultural applications.



## The first tire rolls out of Davydovo

On July 22nd, the first passenger car tire came out of the curing presses at the new Michelin factory in Davydovo, near Moscow. Customer deliveries will begin in a few months. **This production will enable Michelin to increase its market share in Russia**, which is currently less than 3%. Every year, 20 million tires are sold on the Russian market which is dominated by the out-of-date technology of local companies, even though the main tire manufacturers are already present. Sales are expected to double by 2010.

In the course of his visit to Davydovo, Mr. Edouard Michelin saw the first tire roll off the production lines and took note of the work progress accomplished.

## Michelin on show at Frankfurt

From September 9th to 21st, the Frankfurt International Motor Show played host to over one million visitors who were able to discover the latest developments in the automotive sector.

In the hall with the major vehicle manufacturers, the Michelin booth, based on the theme **"Michelin, a key player in automotive progress"**, presented the Group's recent innovations to improve extended mobility* (Michelin PAX System, Michelin Zero Pressure, etc.), safety (tire pressure monitoring and pressure control systems) and protection of the environment (Michelin Proxima: a tire with very low rolling resistance).

It was also an opportunity to unveil the new Michelin Pilot Alpin, the reference for winter tire grip, and the new Michelin Pilot Sport. This very hi-tech tire was co-developed with the vehicle manufacturers Porsche, Bugatti and Mercedes, to equip their Super Sport vehicles.

*Run-flat service.

## Passion on film

The driving force behind the men and women at Michelin is their passion for their job. That's what the movie director Eric Valli has managed to convey in Michelin's new corporate film "Further will never be too far".

This 15-minute film, focusing on the Earthmover sector, presents the Company's values. The film was shot in some of the remotest corners of the world and it covers the arduous work accomplished by those who extract the earth's riches, often in extreme conditions. It is only after seeing this film that we realize the vital **role played by both Michelin's tires and its technicians** whose job is to service the tires so that they keep **going farther and farther.**

This film was awarded two prizes (photography and original soundtrack) at the Festival International du Film d'Entreprise (international corporate film festival) at Le Creusot (France) in 2003.





*The Porsche Carrera GT is fitted with the new Michelin Pilot Sport that provides exceptional grip on both dry and wet road surfaces.*

## Michelin invents tires with "service included"

Constantly seeking to make motorists' lives easier, Michelin has launched **Michelin OnWay**. This set of free, innovative services has been available in France since September 2003, and the offer will gradually be extended to the whole of Europe.

A veritable "traveling companion", the Michelin OnWay offer is proposed for any purchase of at least one Michelin-brand tire as a replacement article, and comprise **three free services: the tire damage guarantee** in the event of a puncture, theft or vandalism (repair or compensation depending on the circumstances), **tire assistance** (tire repair assistance in less than one hour) and the **SOS Direction** service (route assistance and advice concerning hotels and restaurants).


MICHELIN
OnWay
pneu + services
0820 20 63 63
MICHELIN

...And, because a puncture may occur at night or on Christmas Day, the Michelin OnWay services can be contacted by calling 0 820 20 63 63* 7 days a week 24 hours a day.

*0.09 euro incl. VAT/min

## The Shareholders' Consultative Committee (CCA) gets to know Michelin better

After one and a half days of work, studying, analyzing and drawing their conclusions from Annual Reports and Letters to Stockholders, the members of the CCA were delighted to be joined on October 15th by the deputy members. As the theme of this first meeting was **tire manufacturing and the history of Michelin**, during the morning they all had the opportunity to operate the tire-building machines at the Michelin Training Center in order to gain "hands-on experience"; the afternoon was set aside for a visit to the Tire Museum at the Michelin Information and Meeting Center.



## The season ends at full tilt

**Two new World Championship titles** were added to Michelin's collection: Valentino Rossi's in Moto GP (Repsol Honda – Michelin), making it twelve titles in a row for Michelin in the highlight event in the motorcycle category, and Neil Hodgson's in Superbike (Fila Ducati – Michelin), which is Michelin's twelfth title out of the sixteen awarded since the competition was created.


DPPI

In the WRC category, Michelin has been awarded its 18th **Manufacturers' World Title Championship** with Citroën. In the Drivers category, even though the championship eluded us by a whisker (1 point), Michelin had nonetheless 13 out "its" 15 drivers in first place!


CITROËN
18
DPPI

In Formula 1, the struggle was much more wheel-to-wheel than last year, and it was the last race in the season at Suzuka in Japan which decided the Drivers' and Constructors' titles. During the 2003 season, the drivers racing on Michelin tires climbed on to **the winners' podium 30 times out of a possible 48!**


2003
DPPI

Pierre Dupasquier and his team are already laying down their plans for next season.

**Convention for opening a securities account of stock directly registered with Michelin** *in accordance with the regulations set up by the Financial Market Authorities (Conseil des Marchés Financiers), we shall shortly be posting a "convention for opening an account" to stockholders whose stock is registered directly with Michelin, this meaning those of you whose shares are held free of charge by the Compagnie Générale des Etablissements Michelin (CGEM). For most of you, this will be just be for the purposes of regularization, since the accounts are already operational. Nevertheless, please read this convention carefully and return it to us, duly filled out, not forgetting to enclose the photocopies of the supporting documents required.*

*Special "Directly Registered Stock"*



## The Michelin Share on the Stock Market

Despite several short-lived upswings, the continuing vulnerability of financial markets comes from the absence of any clear sign of an economic recovery, in the persisting wake of several financial scandals, and fluctuations in both currencies and the cost of raw materials.

In a context such as this, the price of Michelin stock remains unsteady. Positive signs, such as the control of cost, and the progress achieved in our position on the most profitable markets, on the one hand, have been mitigated by an overestimation of the negative impact of variations in both the dollar and raw material prices on the Group's operating results, on the other.

Consequently, it is likely that most investors will hold back until the final figures for 2003 are published, before coming down in favor of companies, the fundamentals of which appear to them for the present to be under-valued. In the course of the last few months the Michelin share price has never really hit an upward trend, remaining most of the time below the net asset value per share.

### Variation of CAC 40 index and the Michelin share price

| | 29/12/2000 | 31/10/2003 | Variation over the period | 31/12/2002 | 31/10/2003 | Variation over the period |
|---|---|---|---|---|---|---|
| CAC 40 | 5,926.42 | 3,373.20 | - 43.1% | 3,063.91 | 3,373.20 | 10.09% |
| Michelin share price | 38.55 | 33.75 | - 12.5% | 32.86 | 33.75 | 2.71% |
| Difference between Michelin and CAC 40 | | | 30.6% | | | - 7.39% |

*Highest stock price in 2003: 38.11 € September 3*
*Lowest stock price in 2003: 25.02 € April 1*
*Average daily volume of transactions: 825,979 shares – October 30, 2003*
*Listed on the Paris "Premier Marché"*
*Euronext deferred payment service*
*ISIN Number: FR 0000 121261*
*Indices: CAC 40 - Euronext 100*
*Par value: 2 euros*
*Number of shares: 143,387,025*


120
100
80
60
40
01/2002
01/2003
11/2003

Michelin — World automobile index
CAC 40 — World tire index

### Key Dates in the Future

- **Participation at the Actionaria Convention in Paris:** Palais des Congrès on November 21 and 22, 2003
- **Stockholders' meeting in Paris:** January 20, 2004 at the Carrousel du Louvre
- **Publication of the sales figures for 2003:** February 12, 2004, after the Paris Stock Exchange closes
- **Publication of the annual results for 2003:** February 24, 2004, before the Paris Stock Exchange opens

Stockholder Relations
*Jacques-Henri Thonier*
Employee Stockholder Relations
*Françoise Ventézou*
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04

Financial Communication
*Eric Le Corre*
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 32 77 92
33 (0) 1 45 66 10 04
Fax: 33 (0) 4 73 32 27 16
33 (0) 1 45 66 13 19
e-mail: investor-relations@fr.michelin.com

Internet Address
www.michelin.com

*November 2003*

MICHELIN

Michelin - Corporate Communications

NOT FOR DISTRIBUTION IN THE U.S., CANADA, JAPAN

# PRESS RELEASE

*PRESSE RELEASE PUBLISHED PURSUANT TO REGULATION 98-07 OF THE COMMISSION DES OPERATIONS DE BOURSE.*

**18 November 2003**

## COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

### MICHELIN ISSUES OF LOWEST RANKING SUBORDINATED 30 YEAR NOTES REDEEMABLE IN CASH

**BY THIS ISSUE THE PROCEEDS OF WHICH WILL BE USED TO REPAY CERTAIN OUTSTANDING INDEBTEDNESS OF CGEM THAT ARE REACHING MATURITY AND THE PAYING OFF OF OTHER FINANCING EARLY, THE GROUP IS CONTINUING TO IMPROVE ITS FINANCIAL STRUCTURE IN PROLONGING THE MID-TERM MATURITY OF ITS DEBT, MICHELIN REINFORCES ITS ABILITY TO ANTICIPATE AND REACT TO CHANGES IN ITS ENVIRONMENT**

Compagnie Générale des Etablissements Michelin ("CGEM") today announces the issue of lowest ranking subordinated notes redeemable in cash (the "Notes"). The issue size will be a minimum amount of EUR 300 million. The proceeds of this issue will be used principally to repay certain outstanding indebtedness that are reaching maturity and others that can be reimbursed in anticipation.

The Notes will bear interest at a fixed rate (the 10 year Euro swap rate for 6 months Euribor[1] increased by a yield spread ("Yield Spread") that will be published on 25 November at the latest, payable annually during the first ten years and, in the absence of an early redemption in accordance with the conditions set out below, at a floating rate equal to 3 months Euribor + the Yield Spread + 1.00% payable quarterly over the next 20 years). Payments of interest may be deferred if any final or interim dividend is not paid. Deferred interest will bear interest.

At year 10 and on each quarterly interest payment date, CGEM may redeem the Notes early at par. If CGEM does not exercise this early redemption option, the Notes will bear interest at the increased rate set out above, and will be redeemed at their maturity date at year 30 in cash at par.

-

Principal and interest on the Notes constitute lowest ranking subordinated direct, unconditional and unsecured obligations of CGEM; these obligations rank *pari passu* amongst themselves and *pari passu* with all other lowest ranking subordinated obligations of CGEM, i.e. ranking behind *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM.

**(1) The ten year Euro swap rate for 6 months Euribor will be the mid-range of the spread as it appears on Reuters ICAPEURO at the time when the final conditions are set.**

Taking their status of lowest ranking debt of their maturity into consideration, the Notes will reinforce the financial profile of CGEM

*

* *

This offering does not constitute a public offering in any jurisdiction.

In France, the Notes will be offered only to qualified investors as defined by article L. 411-2 of the *Code monétaire et financier* and by decree N° 98-880 of 1 October 1998.

At the end of such placement to qualified investors, when the final terms of the offering have been determined, a prospectus will be submitted to the *Commission des opérations de bourse* for its visa in view of the admission of the Notes to trading on the *Premier Marché* of Euronext Paris S.A..

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR NOTES IN THE UNITED STATES. THE NOTES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES NOTES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF ANY U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE NOTES ACT. NO PUBLIC OFFERING OF THE NOTES WILL BE MADE IN THE UNITED STATES.

THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) ('HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC;) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF NOTES FOR SALE IN THE UNITED STATES, CANADA OR JAPAN.
For more information

Contacts

Investor Relations

Eric Le Corre : +33 (0) 1 45 66 10 04

Eric.le-corre@fr.michelin.com

Investor.relations@michelin.com

Laurent Cavard : +33 (0) 4 73 32 18 02

Laurent.cavard@fr.michelin.com

Investor.relations@michelin.com

Press Relations

Fabienne de Brébisson : +33 (0) 6 08 86 18 15

Fabienne.de-brebisson@fr.michelin.com

Relations with individual shareholders

Jacques Thonier : +33 (0) 4 73 98 59 00

Jacques.thonier@fr.michelin.com

## PRINCIPAL TERMS OF THE LOWEST RANKING SUBORDINATED NOTES REDEEMABLE IN CASH (THE "NOTES")

| | |
|---|---|
| **Issuer:** | COMPANIE GENERALE DES ETABLISSEMENTS MICHELIN ("CGEM"), Partnership limited by shares (*Société en commandite par actions*) with a share capital of euros 286,774,050, having its registered office at 12, cours Sablon, Clermont-Ferrand, France R.C.S. 855 200 887. |
| **Aggregate nominal amount:** | A minimum amount of EUR 300 million. |
| **Nominal value of each Note:** | The nominal value of each Note is equal to EUR **1,000**. |
| **Issue Price:** | **Payable** in full on the Settlement Date. |
| **Settlement Date and Interest Commencement Date:** | **Planned for 3 December** 2003. |
| **Interest:** | • For the period from 3 December 2003 (inclusive) to 3 December 2013 (exclusive).<br>The Notes will bear interest at the fixed rate of interest equal to the 10 year Euro swap rate for 6 months Euribor as published at the time of the setting of the final conditions, increased by the yield spread ("Yield Spread") that will be published on 25 November 2003 at the latest payable annually in arrear on 3 December in each year, the first payment of fixed interest taking place on **3 December 2004 and the last on 3 December 2013**.<br>The 10 year Euro swap rate for 6 months Euribor will be the mid-range of the spread as it appears on Reuters ICAPEURO at the time when the final conditions are set.<br>• **From 3 December** 2013 (inclusive) subject to early redemption in cash by CGEM as described below, to the maturity date on **3 December** 2033 (exclusive).<br>The Notes will bear interest at a floating rate equal to the 3 months Euribor rate the Yield Spread + 1.00% payable quarterly in arrear on **3 December**, **3 March**, **3 June** and **3 September** in each year, the first payment of floating interest taking place on **3 March 2014 for the Interest Period commencing on 3 December 2013**. |

| | |
|---|---|
| **Option of deferred payment of interest:** | If no dividend distribution is declared by CGEM shareholders and if no interim dividend distribution is approved by the management (*la Gérance*) of CGEM for a period of 12 months preceding an Interest Payment Date, CGEM will have the right to defer the payment of interest due on such Interest Payment Date as described in paragraph 2.4.4.2. of the draft *prospectus*.<br><br>Any such interest not paid on an Interest Payment Date will constitute Deferred Interest that will bear the same Fixed Rate of Interest for each Interest Period beginning on (and including) **3 December 2003** to (but excluding) **3 December** 2013 and thereafter at the Euribor 12 month rate + the Yield Spread + 1.00 per cent. for each Interest Period beginning on (and including) **3 December 2013** to (but excluding) **3 December 2033** and will be due and payable in cash as described in paragraph 2.4.4.2. of the draft *prospectus*. |
| **Redemption at maturity:** | Unless redeemed following the exercise by CGEM of the early redemption option as described below, the Notes will be redeemed in full on the maturity date of the Notes on **3 December** 2033 in accordance with the following conditions: |
| **Early redemption:** | • **By redemption in cash at the option of CGEM**<br><br>CGEM shall be entitled, as its option, as on **3 December** 2013 and on each Interest Payment Date thereafter until the maturity date on **3 December** 2033, to redeem all of the Notes outstanding. The early redemption price will be equal to par.<br><br>• **By buy-back or public offer:**<br><br>CGEM reserves the right to redeem the Notes (without limit as to price or quantity), either by way of a buy-back either on or off-market, or by means of public offer and/or exchange offer. |
| **Maturity :** | 30 years, unless early redemption occurs on or after year 10 (CGEM shall be entitled at its option, on or after year 10, to redeem the Notes for cash on each Interest Payment Date cf. paragraph "Early redemption" above). |

**Gross Yield at the issue date:**

**The 10 year Euro Swap rate for 6 months Euribor as published at the time of the setting of the final conditions, increased by the Yield Spread** per cent. per annum on the Settlement Date in the event of an early redemption by CGEM on **3 December** 2013.

Due to the floating rate nature of the Notes after year 10 and the possibility of early redemption of the Notes by CGEM on each Interest Payment Date from **3 December 2013 until the maturity date on 3 December 2033,** it is not possible to define the gross yield for the entire duration of the issue.

**Status of the Notes :**

- **Subordination clause**

Principal and interest (including Deferred Interest and Additional Interest) on the Notes constitute direct, unconditional, unsecured and subordinated obligations of CGEM and rank and will rank *pari passu* among themselves and *pari passu* with all other lowest ranking subordinated obligations of CGEM, i.e. ranking behind *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM.

If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation, the Notes will be redeemed at par (together with, as the case may be, any accrued interest, Deferred Interest and Additional Interest), provided that their payment will only be made once all other secured and unsecured creditors of CGEM (including lenders of *prêts participatifs* granted to, or holders of *titres participatifs* issued by, CGEM) have been paid in full, in accordance with article L-228-97 of the French Code of commerce.

In the event of incomplete payment of lesser subordinated creditors than the Noteholders, CGEM's obligations in respect of this issue shall be terminated.

- **Negative pledge**

For so long as any of the Notes remain outstanding, CGEM will not create any priority in term of their rank of subordination for the benefit of any holders of other bonds or notes having the same ranking, i.e. ranking junior to *prêts participatifs* that could be granted to CGEM or to *titres participatifs* that CGEM may issue, if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure or in the event of the voluntary dissolution of CGEM followed by its liquidation, without granting the same rights to the Noteholders.

**Listing :** The Notes will be admitted to listing on the *Premier Marché* of Euronext Paris S.A.

**Offering:** The Notes will be placed with institutional investors (*investisseurs institutionnels*) from **19 November** 2003 to **25 November** 2003 (both dates inclusive) and can be closed at any time without prior warning. The subscription does not constitute a public offer in any jurisdiction.

**Indicative Timetable:**

| | |
|---|---|
| **18 November** 2003 | Publication of this press release by CGEM announcing the launch of the issue<br>Opening of the book building with the institutional investors |
| **From 19 November** 2003 to **24 November** 2003 | Meetings with investors |
| **25 November** 2003 | Closing of the book building with the institutional investors<br>Setting of final conditions. Publication of a press release by CGEM indicating the final conditions of the Notes. |
| **28 November** 2003 (at the latest) | *Visa* of the [*Commission des opérations de bourse / Autorité des Marchés Financiers*] on the prospectus. Publication of a press release post *visa*. |
| **3 December** 2003 | Settlement and delivery of the Notes.<br>Admission of the Notes to the *Premier Marché* of Euronext Paris S.A. |

**Financial Institutions responsible for the offering :** The placing is managed by Société Générale, Joint Lead Manager and Bookrunner and HSBC-CCF Joint Lead Manager.

**Use of proceeds :** By this issue, the Michelin Group is continuing to improve its financial structure.

In prolonging the mid-term maturity of its debt, it reinforces its ability to anticipate and react to changes in its environment.

Taking their status of lowest ranking debt and their maturity into consideration, the Notes will reinforce the financial profile of CGEM.

The net proceeds of the issue will be used to repay certain outstanding indebtedness that are reaching maturity and others than can be reimbursed in anticipation.

**Applicable law:** French law.

| Joint Lead Manager and Bookrunner |
| --- |
| SG Corporate & Investment Banking |
| **Joint Lead Manager** |
| HSBC-CCF |

*THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING ("APPEL PUBLIC À L'ÉPARGNE") NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING.*

*THE OFFER AND SALE OF THE NOTES IN FRANCE WILL BE CARRIED OUT IN ACCORDANCE WITH ARTICLE L. 411-2 OF THE "CODE MONÉTAIRE ET FINANCIER" AND IN ACCORDANCE WITH DECREE NO 98-880 OF 1 OCTOBER 1998 IN CONNECTION WITH OFFERS TO QUALIFIED INVESTORS AND WILL NOT BE OPEN TO THE PUBLIC IN FRANCE. A PROSPECTUS WILL BE SUBMITTED TO THE COB FOR ITS VISA IN VIEW OF THE ADMISSION OF THE NOTES TO TRADING OF THE PREMIER MARCHÉ OF EURONEXT PARIS S.A..*

*THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR NOTES IN THE UNITED STATES. THE NOTES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES NOTES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF ANY U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE NOTES ACT. NO PUBLIC OFFERING OF THE NOTES WILL BE MADE IN THE UNITED STATES.*

*THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) ('HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC;) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.*

*THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF NOTES FOR SALE IN THE UNITED STATES, CANADA OR JAPAN.*

**Lowest ranking subordinated notes redeemable in cash of Compagnie Générale des Etablissements Michelin**

*Titres subordonnés de dernier rang remboursables en numéraire de Compagnie Générale des Etablissements Michelin*

*The notes (the "**Notes**") redeemable in cash of Compagnie Générale des Etablissements Michelin ("**CGEM**") are being offered by way of an offering in France and outside France.*

*The terms and conditions of the Notes and certain information in relation to CGEM are set out in the translation into English for information purposes only of the French language* Note d'Opération *which is contained in this document. This document should be read in conjunction with the translation into English of CGEM's annual report.*

*THIS DOCUMENT CONTAINS A FREE TRANSLATION FOR INFORMATION PURPOSES ONLY OF THE FRENCH LANGUAGE* NOTE D'OPERATION *RELATING TO THE ISSUE OF THE NOTES WHICH RECEIVED VISA NO.03-1057 DATED 27 NOVEMBER 2003 OF THE AUTORITE DES MARCHES FINANCIERS. IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED IN THESE DOCUMENTS, THE RELEVANT STATEMENTS OR ITEMS OF THE FRENCH VERSION OF THE* NOTE D'OPERATION *SHALL PREVAIL.*

*Application has been made to list the Notes on the Premier Marché of Euronext Paris S.A. with effect from 3 December 2003.*

| | | | |
|---|---|---|---|
| **Lead Manager and Sole Bookrunner**<br>**SG Corporate & Investment Banking** | | | |
| **Joint Lead Manager**<br>**HSBC-CCF** | | | |
| **Co-Lead Managers** | | | |
| **CDC IXIS Capital Markets** | **Crédit Agricole Indosuez** | **Crédit Mutuel CIC** | **Natexis Banques Populaires** |

*This document does not constitute an offer or invitation to any person to subscribe the Notes. No action has been taken in any jurisdiction that would permit a public offering of the Notes, or the circulation or distribution of this document or any other offering material, in any jurisdiction where action for that purpose is required.*

*The distribution of this document and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required to inform themselves about, and to observe, any such restrictions.*

*THIS DOCUMENT HAS NOT BEEN SUBMITTED TO THE CLEARANCE PROCEDURES OF THE AUTORITE DES MARCHES FINANCIERS AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE NOTES TO THE PUBLIC IN FRANCE.*

*The delivery of this document, or any sale made in connection with the offer of the Notes, shall not imply that the information contained herein is correct at any time subsequent to the date hereof, or that there has been no change in the affairs of CGEM and its consolidated subsidiaries since the date of this document.*

*The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States. The Notes are being offered and sold outside the United States in accordance with Regulation S under the Securities Act.*

*In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of the Notes within the United States by any dealer (whether or not participating in the offering), may violate the registration requirements of the Securities Act.*

*The offering is being conducted pursuant to the standards and requirements of French laws and regulations.*

*No representation or warranty, express or implied, is made, and no responsibility is accepted by SG CORPORATE & INVESTMENT BANKING and HSBC CCF as to the accuracy or completeness of the information set out in this document.*

*In connection with this offering, SG CORPORATE & INVESTMENT BANKING, or any person acting on its behalf, or acting on behalf of the Managers, may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on SG CORPORATE & INVESTMENT BANKING, or any person acting on its behalf, to carry out such activities. Such stabilisation, if commenced, may be discontinued at any time and must be brought to an end after a limited period.*

**COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN**

Partnership limited by shares with a share capital of 286,774,050 euros
(Société en commandite par actions)
Registered office: 12, cours Sablon - Clermont-Ferrand (Puy-de-Dome)
855 200 887 R.C.S. Clermont-Ferrand

# *Note d'opération* made available to the public in connection with the admission to the *Premier Marché* of Euronext Paris S.A. of lowest ranking subordinated Notes redeemable in cash

A legal notice will be published in the Bulletin des Annonces légales obligatoires on 1 December 2003.

AMF Autorité des marchés financiers

Pursuant to Articles L-412-1 and L-621-8 of the *Code Monétaire et Financier*, the *Autorité des Marchés Financiers* granted visa N° 03-1057 on 27 November 2003 to this prospectus in accordance with COB Regulation no. 98-01. This document has been prepared by the issuer and renders its signatories liable for the contents thereof. The visa does not imply approval of the suitability of the transaction or authentication of the accounting and financial items included herein. It has been granted after review of the relevance and consistency of the information provided in light of the transaction offered to investors.

**Notice**

The *Autorité des Marchés Financiers* draws the attention of the public to the following factors:

• *The lowest ranking subordinated notes being issued in accordance with* Articles L.228-38 *et seq.* and Article L.228-97 of the French Code of commerce are distinguishable from bonds and ordinary subordinated notes by reason of their very lowest rank of subordination as contractually defined by the subordination clause.

• Payment of interest can be deferred if no dividend or no interim dividend is distributed (as described in paragraph 2.4.4.2).

• CGEM shall be entitled, at its option, to redeem early all the Notes in cash at par on 3 December 2013, and thereafter every three months after this date until the maturity date of the Notes on 3 December 2033.

The prospectus consists of:

- the *Document de Référence* (**"Shelf Document"**), filed with the *Commission des opérations de bourse* on 31 March 2003, under number D. 03-328, and
- this *note d'opération*.

Copies of this *prospectus* are available free of charge at the registered office of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN 12, cours Sablon - Clermont-Ferrand, on its internet website, www.michelin.com and are also available on the website of the *Autorité des Marchés Financiers*, www.amf-france.org.

| | | | |
|---|---|---|---|
| **Lead Manager and Sole Bookrunner**<br>**SG Corporate & Investment Banking** | | | |
| **Joint Lead Manager**<br>**HSBC - CCF** | | | |
| **Co-Lead Managers** | | | |
| CDC IXIS Capital Markets | Crédit Agricole Indosuez | Crédit Mutuel CIC | Natexis Banques Populaires |

## TABLE OF CONTENTS

## A - PRINCIPAL CHARACTERISTICS OF THE LOWEST RANKING SUBORDINATED NOTES REDEEMABLE IN CASH (THE « NOTES »)

| | |
|---|---|
| **Issuer:** | COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN ("CGEM"), a Partnership limited by shares (*Société en commandite par actions*) with a share capital of 286,774,050 euros, with its registered office at 12, cours Sablon-Clermont-Ferrand, R.C.S. 855 200 887. |
| **Aggregate nominal amount- Number of Notes issued:** | The issue of a nominal amount of 500 million euros is represented by 500 000 Notes each with a nominal value of 1,000 euros per Note. |
| **Nominal value of each Note:** | The nominal value is equal to 1,000 euros per Note. |
| **Issue price:** | The issue price is equal to 995.13 euros per Note, i.e. 99.513 per cent. of the nominal value, payable in full on the Settlement Date. |
| **Issue date and Settlement Date:** | 3 December 2003. |
| **Interest:** | For the period from 3 December 2003 (inclusive) to 3 December 2013 (exclusive), the Notes will bear interest at the fixed rate of interest of 6.375 per cent. per annum, payable annually in arrear on 3 December in each year, the first fixed interest payment taking place on 3 December 2004 and the last on 3 December 2013.<br><br>From 3 December 2013 (inclusive) subject to the exercise of the early redemption option in cash by CGEM as described below, to the maturity date on 3 December 2033 (exclusive), the Notes will bear interest at a floating rate, payable quarterly in arrear on 3 December, 3 March, 3 June and 3 September in each year, the first payment of floating interest taking place on 3 March 2014 for the Interest Period commencing on 3 December 2013.<br><br>The floating rate for each Interest Period will be the three month Euribor rate (as defined in paragraph 2.4.4.1.) and a margin of 2.95 per cent. |

| | |
|---|---|
| **Option of differed payment of interest:** | If no dividend distribution is declared by CGEM shareholders and if no interim dividend distribution is approved by the management (*la Gérance*) of CGEM for a period of 12 months preceding an Interest Payment Date, CGEM will have the right to defer the payment of interest due on such Interest Payment Date as described in paragraph 2.4.4.2. of this *note d'opération*.<br><br>Any interest not paid on an Interest Payment Date will constitute Deferred Interest that will bear the same Fixed Rate of Interest for each Interest Period beginning on (and including) 3 December 2003 to (but excluding) 3 December 2013 and thereafter at the Euribor 12 month rate and a margin of 2.95 per cent. for each Interest Period beginning on (and including) 3 December 2013 to (but excluding) 3 December 2033 and will be due and payable in cash as described in paragraph 2.4.4.2. of this *note d'opération*. |
| **Redemption at maturity:** | Unless they have been redeemed following the exercise by CGEM of the early redemption option as described below, the Notes will be redeemed in full in cash at par value on the maturity date of the Notes on 3 December 2033. |
| **Early redemption:** | • **By redemption in cash at the option of CGEM**<br><br>CGEM shall be entitled, as its option, to redeem on 3 December 2013 and on each Interest Payment Date, beginning on this date until the maturity date of the Notes on 3 December 2033, all the Notes outstanding. The early redemption price will be equal to par.<br><br>• **By buy-back or public offer:**<br><br>CGEM reserves the right to redeem the Notes (without limit as to price or quantity), either by way of a buy-back either on or off-market, or by means of public offer and/or exchange offer. |
| **Maturity:** | 30 years, unless early redemption occurs from year 10 (CGEM shall be entitled, as its option, at any time after year 10, to redeem the Notes for cash on each Interest Payment Date see paragraph entitled "Early Redemption" above). |

**Gross Yield at the issue date:**

6.4425 per cent. per annum on the Settlement Date in the event of an early redemption by CGEM on 3 December 2013.

In view of the variable nature of the income after year 10 and the possibility of an early redemption of the Notes should CGEM choose to exercise this option at any Interest Payment Date from 3 December 2013 until 3 December 2033, the maturity date of the Notes, it is impossible to define the gross yield for the length of the loan.

**Status of the Notes:**

- **Subordination**

Principal and interest (including Deferred Interest and Additional Interest) on the Notes constitute lowest ranking subordinated, direct, unconditional and unsecured obligations of CGEM and will rank *pari passu* among themselves and *pari passu* with all other lowest ranking subordinated obligations of CGEM, i.e. ranking behind *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM.

If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation, the Notes will be redeemed at par (together with, as the case may be, any accrued interest, Deferred Interest and Additional Interest), their payment will be made once all other secured and unsecured creditors of CGEM (including holders of *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM) have been paid, in accordance with article L-228-97 of the French Code of commerce.

In the event of incomplete payment of less subordinated creditors than the Noteholders, CGEM's obligations in respect of this issue shall be terminated.

- **Negative pledge**

For as long as any of the Notes remain outstanding, CGEM will not create any priority in terms of their rank of subordination, for the benefit of any holders of other bonds or notes having the same ranking, i.e. ranking behind *prêts participatifs*, that could be granted to CGEM, or to *titres participatifs* that CGEM may issue, if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation, without granting the same rights to the Noteholders.

| | |
|---|---|
| **Rating:** | Standard & Poor's Ratings Services and Moody's Investors Service Ltd have confirmed with CGEM that they have rated the Notes BBB- and Baa3 respectively. |
| **Listing:** | Application will be made to list the Notes on the *Premier Marché* of Euronext Paris S.A. Listing is expected to take place on the Settlement Date, on 3 December 2003 , under the ISIN code FR0010034298. The common code is 018145022. |
| **Placing:** | The Notes were placed with institutional investors (*investisseurs institutionnels*) from 18 November 2003 to 26 November 2003 (both dates inclusive). Subscription will not be open to the public, in any country. |
| **Financial Institutions responsible for the placing:** | The placing will be underwritten by Société Générale (Lead Manager and Sole Bookrunner), and CCF, Joint Lead Manager, and CDC IXIS Capital Markets, Crédit Agricole Indosuez, Banque Fédérative du Crédit Mutuel and Natexis Banques Populaires, Co-Lead Managers. |
| **Representation of Noteholders:** | Noteholders will be grouped together in a collective group ("*masse*"), which shall have legal personality. The representative of the *masse* of Noteholders will be:<br>Association de représentation des masses d'obligataires<br>Centre Jacques Ferronnière<br>32, rue du Champ de Tir, B.P. 81236<br>44312 Nantes Cedex 3<br>represented by *Président* Mr Alain Foulonneau, domiciled at the above address. |
| **Institutions responsible for the financial service and service of the Notes:** | The centralisation of the financial service shall be carried out by Société Générale. The administrative service of the Notes will be carried out directly by CGEM. |

| | |
|---|---|
| **Use of proceeds:** | Through this issue, the Michelin Group keeps on improving its financial structure. By increasing the average maturity period of its debt, it strengthens its ability to anticipate and react to changes in its environment.<br>In view of their lowest ranking subordination and duration, the Notes will reinforce CGEM's financial profile.<br>The net proceeds of this issue will be used to pay off those debts which are reaching maturity and to pay off other financing early. |
| **Applicable law:** | French law. |
| **Jurisdiction:** | Claims against CGEM as defendant will be submitted to the jurisdiction of the Court of Appeal of the location of the registered office of CGEM and in accordance with the nature of the dispute, unless otherwise provided in the *Nouveau Code de Procédure Civile* . |

## B – ORGANISATION AND ACTIVITIES OF CGEM

The information relating to this chapter is included in the *Document de Référence* (Shelf Document) filed with the *Commission des opérations de bourse* on 31 March 2003 under number D.03-328.

## C – FINANCIAL POSITION OF CGEM

### 1 Key balance Sheet Figure

Below is a synthetic table of the principal balance sheet items (debt and equity) on a consolidated basis.

| In thousands of Euros | For the period ended 30 June 2003 | For the period ended 31 December 2002 |
|---|---|---|
| **STOCKHOLDERS' EQUITY** | **4,309,935** | **4,328,836** |
| Common stock [(1)] | 286,774 | 283,585 |
| Paid in capital in excess of par [(1)] | 1,839,851 | 1,806,789 |
| Retained earnings[(2)] | 2,183,310 | 2,238,462 |
| **MINORITY INTERESTS** | **103,137** | **173,431** |
| **STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS** | **4,413,072** | **4,502,267** |
| **PROVISIONS FOR CONTINGENCIES AND CHARGES** | **3,471,721** | **3,443,844** |
| **LIABILITIES** | **8,271,601** | **8,365,007** |
| Subordinated debt | 0 | 0 |
| Long and short term debt | 4,984,000 | 5,026,998 |
| Trade payables | 1,289,291 | 1,424,855 |
| Other payables, deferred income and accrued expenses | 1,998,310 | 1,913,154 |
| [(1)] Consolidating parent company<br>[(2)] Including net income for the year | 157,526 | 580,803 |

**2- As the case may be, observations, reserves or non-certification by legal controllers.**

**For the period from 1 January 2003 to 30 June 2003, the auditors.**

As at 31 December 2002: Nil

As at 30 June 2003: cf. page 42 of the *Note d'Opération*: report without qualification but with a paragraph highlighting a piece of information included in the note.

# CHAPTER 1
# PERSONS ASSUMING RESPONSIBILITY FOR THIS PROSPECTUS AND THE AUDIT OF THE ACCOUNTS

## 1.1 PERSON RESPONSIBLE FOR THE PROSPECTUS

Mr. Edouard MICHELIN

One of the *Gérants* (managers) of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN ("**CGEM**" or "**the Company**")

## 1.2 CERTIFICATE OF THE PERSON RESPONSIBLE FOR THE PROSPECTUS

*"To the best of our knowledge, the information in this prospectus is true and accurate; it contains all the information necessary to enable investors to form an opinion regarding the assets and liabilities, business, financial position, financial results and future prospects of the Company and its subsidiaries, as well as of the rights attached to the notes being offered; this document does not omit any information which could make it misleading."*

Clermont-Ferrand, on 27 November 2003

M. Edouard MICHELIN
One of the *Gérants* (managers)

## 1.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

| | **Date of first appointment** | **Termination of appointment** |
|---|---|---|
| **Statutory Auditors** | | |
| Dominique PAUL (1)<br>32, rue Guersant<br>75017 PARIS | 26 June 1992 | 2004 |
| Stéphane MARIE (2)<br>20bis, rue Boissière<br>75116 PARIS | 12 June 1998 | 2004 |
| **Substitute Auditors** | | |
| Pierre DUFILS (1)<br>32, rue Guersant<br>75017 PARIS | 12 June 1998 | 2004 |
| Jacques ZAKS (2)<br>20 bis, rue Boissière<br>75116 PARIS | 12 June 1998 | 2004 |

*(1) Partners of PRICEWATERHOUSECOOPERS AUDIT*
*(2) Partners of COREVISE*

### 1.3.1 Certificate of the statutory auditors

In our capacity as statutory auditors of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN and in accordance with regulation COB 91-01, we have carried out, in conformity with

applicable professional practices in France, a verification exercise on information relating to the financial status and historical accounting data contained in this prospectus relating to the issue of lowest ranking subordinated notes redeemable in cash; this prospectus completes the information contained in the shelf document ("*document de référence*") filed with the *Commission des Opérations de Bourse* on 31 March 2003 under number D.03-328 which was the subject of an opinion from us dated 31 March 2003 in which we concluded that "on the basis of this work, we do not have any comments to make as to the sincerity of the information relating to the financial status and the accounts presented in this shelf document".

This prospectus has been produced in conjunction with one of the *Gérants* (managers). It is our place to give an opinion on the sincerity of the information contained in this prospectus.

Our work, as described below, consisted of checking the accounting and financial information which has been presented, in accordance with applicable professional practice in France, to see whether the information presented accords with the accounts which have been the subject of a report, evaluating the sincerity of other historical information presented and in respect of other forecasts and for the relevant period concerned, assessing whether the hypothetical scenarios set out, constitute an acceptable basis on which to make forecasts and to check the figures corresponding to these hypotheses.

On the basis of the investigation we have carried out, we have no comments to make in respect of the sincerity of the information relating to financial status and to the accounts presented in this prospectus and in the updated Self Document.

Paris, 27 November 2003

Dominique PAUL　　　　Stéphane MARIE

Auditors

Members of the Institute of Auditors

## 1.4 PERSON RESPONSIBLE FOR FINANCIAL INFORMATION

Monsieur Michel ROLLIER

Financial Director

Téléphone: 04.73.32.20.00

CHAPTER 2

ISSUE AND ADMISSION TO THE PREMIER MARCHE OF EURONEXT PARIS S.A. OF LOWEST RANKING SUBORDINATED NOTES REDEEMABLE IN CASH (THE "NOTES")

## 2 SHAREHOLDERS' MEETING AUTHORISING THE ISSUE

The ordinary general meeting of the shareholders held on 26 May 2000, after having read the *Gérants' (m*anager's) report, and supervisory board's report, authorised the issuing of debt instruments with a maximum nominal value of 1,250 billion euros or the equivalent value in any other currency.

This ordinary meeting of the Shareholders granted to the *Gérants (m*anagers) whether acting together or alone, all powers to carry out this issue and to determine the terms and conditions of the debt instruments.

Pursuant to article L.228-41 of the *Code de Commerce*, this authorisation will expire on 25 May 2005.

## 2.2 DECISION OF THE MANAGEMENT TO ISSUE THE NOTES

The *Gérance (*management) relying on this authorisation, decided on 26 November 2003 to issue the lowest ranking subordinated notes redeemable in cash, the characteristics of which are defined in this *note d'opération.*

## 2.3 INFORMATION RELATED TO THE NOTES

In this *note d'opération*, the term "**Notes**" means lowest ranking subordinated notes redeemable in cash.

### 2.3.1 Number and nominal amount of the Notes

The present issue has a nominal value of 500 million euros, represented by 500 000 Notes with a nominal value of 1,000 euros per Note.

### 2.3.2 Proceeds of the issue

The gross proceeds of the issue will be 497 565 000 euros .

The net proceeds of the issue to be paid to CGEM after deduction from the gross proceeds of the fees up to an amount of 5 million euros due to the financial intermediaries and of the legal and administrative fees, will be up to approximately 492 million euros.

### 2.3.3 Structure of the issue

#### 3.3.3.1 Offering

The Notes, which are offered as part of a global offering, will be offered:

- in France, to qualified investors (*investisseurs qualifiés*) as defined in article L.411-2 of the *Code monétaire et financier* and in the Decree number 98-880 dated 1 October 1998;
- outside France, by way of a private placement, in accordance with the rules applicable to each jurisdiction in which the Notes are offered, with the exception of the United States of America, Canada and Japan where no offerings may take place.

No specific tranche of the issue is designated for a particular market.

#### 3.3.3.2 Selling Restrictions

The distribution of this prospectus, the offer or the sale of the Notes may, in certain jurisdictions, be subject to specific regulations. Persons in possession of this prospectus should familiarise themselves, and comply, with any local restrictions.

The institutions responsible for the placing will comply with the laws and regulations in effect in jurisdictions in which offers of the Notes are made and, in particular, with the selling restrictions set out below.

**United Kingdom Selling Restrictions**

Each institution participating in the offering agrees that:

(a) it has not offered or sold, and will not offer or sell any Notes, to persons in the United Kingdom until six months from the issue date has passed, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Notes Regulations 1995;

(b) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes under circumstances in which Section 21(1) of the FSMA does not apply to CGEM; and

(c) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

**United States Selling Restrictions**

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States.

The Notes will be offered and sold outside the United States, in offshore transactions, in accordance with Regulation S under the Securities Act.

In addition, any offer or sale of the Notes in the USA before the expiry of the 40 day period running from the start of the offer, by any broker whether participating in the offer or not, risks contravening the registration requirements set out in the Securities Act.

**Canada and Japan Selling Restrictions**

Each institution participating in the offering agrees that it has not offered nor sold, and will not offer or sell, the Notes in Japan or Canada.

### 2.3.4 Placing period

The placing of the Notes with institutional investors took place between 18 November 2003 and 26 November 2003 (both dates inclusive). Subscription will not be open to the public in any country.

Indicative timetable of the offering

| | |
|---|---|
| 18 November 2003 (morning) | Publication of a press release by CGEM announcing the launch of the issue |

| | |
|---|---|
| 18 November 2003 (morning) | Opening of the bookbuilding with the institutional investors |
| 26 November 2003 (evening) | Closing of the bookbuilding with the institutional investors<br>Setting of final conditions. Publication of a press release indicating the final conditions of the Notes |
| 27 November2003 (evening) | *Visa* of the *Autorité des Marchés Financiers* to the prospectus. Publication of a press release post visa. |
| 28 November 2003 | Signing of underwriting agreement |
| 3 December 2003 | Settlement and delivery of the Notes. Admission of the Notes to the *Premier Marché* of Euronext Paris S.A. |

#### 2.3.5 Financial institutions responsible for the placing

The placing has been underwritten, by Société Générale, (Lead Manager and Sole Bookrunner) and CCF, Joint Lead Manager, and CDC IXIS Capital Markets, Crédit Agricole Indosuez, Banque Fédérative du Crédit Mutuel and Natexis Banques Populaires, Co-Lead Managers.

### 2.4 TERMS AND CONDITIONS OF THE NOTES

#### 2.4.1 Nature, form and delivery of the Notes

The Notes will be issued by CGEM in accordance with articles L.228-38 et seq and article L.228-97 of the French Code of Commerce.

The Notes shall be governed by French law.

The Notes shall be issued on 3 December 2003. The Notes may be in registered or bearer form, at the discretion of the Noteholders. They shall be entered in the books of:

- CGEM, with respect to notes in fully registered form (*au nominatif pur*) ;
- a qualified financial intermediary of the Noteholder's choice for Notes in registered form (*au nominatif administré*) or in bearer form.

Clearing and settlement shall take place through Euroclear France's RELIT system, under ISIN code FR0010034298.

The Notes shall be admitted for clearance through Euroclear France. The Notes shall also be admitted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme* (the common code is 018145022). The Notes shall be negotiable from the Settlement Date (as defined in paragraph 2.4.3).

#### 2.4.2 Nominal amount - Issue price

The nominal amount of each Note is 1,000 euros.

The Notes will be issued at the price of 995.13 euros per Note, i.e. 99.513 per cent. of their nominal value, payable in one lump sum on the settlement date.

#### 2.4.3 Issue date and Settlement Date

3 December 2003

#### 2.4.4 Interest- Option for deferred payment of interest

##### 2.4.4.1 Interest

Interest payments will be made in accordance with the following paragraphs.

**Period from and including 3 December 2003 to but excluding 3 december 2013**

From and including 3 December 2003 to but excludingl 3 December 2013, the Notes will bear interest at a fixed rate of 6.375 per cent. per annum of the nominal amount of the Notes (the "**Fixed Rate of Interest**"), i.e. 63.75 euros per Note, payable annually on 3 December in each year, for the first time on 3 December 2004 and for the last time on 3 December 2013 (each, an "**Interest Payment Date**", and the period from an Interest Payment Date (inclusive) to the next Interest Payment Date (exclusive), an "**Interest Period**").

Any amount of interest in respect of an interest period of less than one year will be calculated on a basis of the above rate of interest per annum, applied to the actual number of days in the relevant period elapsed since the preceding Interest Payment Date (or, as the case may be, if there is not any yet, since the date of settlement of the Notes) divided by 365 (if the relevant period falls in an Interest Period of 365 days) or by 366 (if the relevant period falls in an Interest Period of 366 days).

**Period from and including 3 December 2013 to but excluding 3 December 2033**

From and including 3 December 2013 and subject to an early redemption in cash at the option of CGEM as described in paragraph 2.4.5.2, until the redemption of all the outstanding Notes, the Notes will bear interest at a floating rate ("**Floating Rate of Interest**") (as defined below), payable quarterly in arrear on 3 March, 3 June, 3. September, and 3 December in each year (each an "**Interest Payment Date**"), for the first time on 3 March 2014 for the Interest Period beginning on 3 December 2013 (the period from and including an Interest Payment Date to but excluding the next Interest Payment Date also called an "**Interest Period**").

The Floating Rate of Interest for each Interest Period will be the 3 month Euribor rate (as defined below), plus a margin of 2.95 per cent.

The "**3 month Euribor rate**" means the European inter-bank offered rate for three-month deposits in euro(EURIBOR), as calculated by the European Banking Federation and published for information purposes on Reuters EURIBOR01 page (or, if not available on this page, on Moneyline Telerate page 248, or if not available there, on such other recognised page or service as may replace as determined by the Fiscal Agent (as designated below)) as at 11.00 am Brussels time, on the relevant Interest Calculation Date. If no rate is calculated, the Fiscal Agent will determine the rate of 3 month Reference Bank EUR-Euribor.

"**3 month Reference Bank EUR-Euribor**" means a rate determined and calculated on the basis of the rates offered by the Reference Banks at approximately 11.00 am, Brussels time, on the relevant Interest Calculation Date, to prime banks in the European inter-bank market of the Euro Zone for 3-month deposits in euro, for a period commencing on the Interest Calculation Date and for a Representative Amount.

The Fiscal Agent will request the principal office of each bank within the Euro Zone to provide it with their respective quotations.

If at least two quotations are obtained, the 3 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary, to the fifth decimal place, 0.000005 being rounded upwards) of the rates so quoted.

If less than two quotations are obtained, the 3 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary, as above) of the rates quoted by at least two prime banks in the Euro Zone, as selected by the Fiscal Agent, at approximately 11.00 am, Brussels time at the latest on the first day of the relevant Interest Period, offered to prime European banks for 3-month loans in euro for a period beginning on the relevant Interest Calculation Date and for a Representative Amount.

If the Fiscal Agent is not able to determine the rate or (as the case may be) an arithmetic mean, in accordance with the above provisions, relating to an Interest Period, the applicable Rate of Interest of the Notes for this Interest Period will be the Floating Rate of Interest applicable to the Notes applicable to the preceding Interest Period.

The amount of interest due to Noteholders shall be calculated as soon as possible after the Interest Calculation Date, and at the latest on the first TARGET day of each Interest Period by the Fiscal Agent by multiplying the nominal amount of the Notes by the Floating Rate of Interest and the actual number of days in the relevant Interest Period divided by 360 and rounding the resulting figure to the nearest hundredth (0.005 being rounded upwards).

Any interest payable under the Notes in respect of an incomplete Interest Period, will be determined by multiplying the amount of interest relating to the relevant Interest Period by the actual number of days in that Interest Period concerned and dividing that amount by the actual number of days in the Interest Period, rounding the figure to the nearest hundredth (half figures being rounded upwards) .

"**Business Day**" means any day other than a Saturday or a Sunday on which banks and foreign exchange markets are open for business in France and Euroclear France is open.

"**Euro Zone**" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union.

"**Interest Calculation Date**" is the second TARGET day preceding the first day of the applicable Interest Period.

"**Reference Banks**" means four prime banks on the inter-bank market in the Euro Zone (other than the Fiscal Agent) as selected by the Fiscal Agent.

"**Representative Amount**" means an amount equal to the nominal amount of the Notes.

"**TARGET day**" means any day upon which the Trans-European Automated Real Time Cross-Settlement Express Transfer System ("TARGET") is operating or the Fiscal Agent is open.

#### 2.4.4.2 Option of deferred payment of interest

If the general meeting of CGEM shareholders, after having approved the annual accounts of CGEM, has decided not to distribute a dividend (of whatsoever nature) and if the *Gérance* (management) of CGEM has decided not to distribute an interim dividend before the approval of the accounts, and if this occurs in a period of 12 months preceding an Interest Payment Date, the *Gérance* (management) will have the right to differ the payment of interest due on this Interest Payment Date. CGEM shall notify this decision to the Noteholders, the Fiscal Agent and the Calculation Agent at the latest within the 20 Business Days preceding the relevant Interest Payment Date by publishing a notice in a financial newspaper of national distribution and by having Euronext Paris S.A. publish a notice.

All interest (including Additional Interest as defined below) not paid on an Interest Payment Date will constitute deferred interest ("**Deferred Interest**") and will be due and payable in cash in accordance with the provisions below.

Deferred Interest will bear interest at a Fixed Rate of Interest during the period from and including 3 December 2003 to but excluding 3 December 2013 and at the 12 month Euribor Rate (as defined below) with a margin of 2.95 per cent. during the period beginning 3 December 2013 (inclusive) and ending on 3 December 2033 (exclusive)until the date on which it will be paid.

Interest on Deferred Interest (the "**Additional Interest**") will be capitalised at the end of each year in compliance with the provisions of Article 1154 of the French Civil Code and will be due and payable under the same conditions as Deferred Interest.

Deferred Interest will become payable in the following circumstances:

(i) the ordinary general meeting of CGEM shareholders will have decided to distribute a dividend or the *Gérance (*management) of CGEM will have decided to distribute an interim dividend; or

(ii) in the event of redemption of the Notes by CGEM in accordance with paragraphs 2.4.5.1, 2.4.5.2, 2.4.5.3 below; or

(iii) CGEM, having paid interest on, or redeemed (other than redemption at maturity date), financial instruments issued by CGEM or having made payments under guarantees given by CGEM in respect of financial instruments issued by one of its subsidiaries within the meaning of Article L.233-1 of the French Code of commerce, to the extent that these financial instruments or guarantees have the same ranking as the Notes; or

(iv) CGEM, having bought back its shares, but excluding (1) shares bought back by CGEM in the context of carrying out contracts concluded prior to the management decision to defer the payment of interest, (2) shares bought back by CGEM in the context of its own buy back programme, if the number of shares acquired does not exceed 0.5 per cent. of the issued capital ; or

(v) if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation.

Deferred Interest becoming payable as set out in (i) (iii) and (iv) above will be payable in cash on the Interest Payment Date immediately following the occurrence of such circumstances.

Deferred Interest becoming payable in the circumstances set out in (ii) and (v) above must be paid immediately.

Deferred Interest becoming payable in accordance with (ii) above will continue to bear interest at the 12-month Euribor rate plus a margin of 2.95 per cent. until the actual payment date.

"**12 month Euribor rate**" means the European inter-bank offered rate for to 12-month deposits in euro (EURIBOR), as calculated by the European Banking Federation and published for information purposes on Reuters EURIBOR01 page (or, if not available on this page, on Moneyline Telerate page 248, or, if not available on this page, on such other recognised page or service as may replace, as determined by the Fiscal Agent (as designated below)) as at 11.00 am, Brussels time, on the relevant Interest Calculation Date (as defined below). If no rate is calculated, the Fiscal Agent will determine the rate of the 12 month Reference Bank EUR-Euribor.

"**12 month Reference Bank EUR-Euribor**" means a rate determined and calculated on the basis of rates offered by the Reference Banks (as defined in paragraph 2.4.4.1) at approximately 11.00 am, Brussels time, on the relevant Interest Calculation Date to prime banks in the European inter-bank market of the Euro Zone (defined in paragraph 2.4.4.1), for 12-month deposits in euro commencing on the Calculation Date, and for a Representative Amount (as defined in paragraph 2.4.4.1).

The Fiscal Agent will request the principal office in the Euro Zone of each Reference Bank to provide it with their respective quotations.

If at least two quotations are obtained, the 12 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary to the fifth decimal place, 0.000005 being rounded upwards) of the rates so quoted.

If less than two quotations are obtained, the 12 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary, as above) of the rates quoted by at least two prime banks in the Euro Zone, as selected by the Fiscal Agent, at approximately 11.00 am, Brussels time, at the latest on the first day of the relevant Interest Period, offered to prime European banks for 12-month loans in euro for a period beginning on the Interest Calculation Date and for a Representative Amount.

If the Fiscal Agent is not able to determine the rate or (as the case may be) an arithmetical mean, in accordance with the above provisions, relating to an Interest Period, the Rate of Interest of the Notes applicable on Deferred Interest for the Interest Period in question will be the last published Euribor 12 month rate and a margin of 2.95%.

The amount of interest due in respect of Deferred Interest shall be calculated by the Fiscal Agent by multiplying the total amount of Deferred Interest by the rate of interest thus determined and the actual number of days in the relevant Interest Period divided by 360 and rounding the resulting figure to the nearest hundredth (0,005 being rounded upwards). This amount will then bear interest in accordance with the provisions of Article 1154 of the French Civil Code rounded to the nearest hundredth of a euro (0,005 being rounded upwards).

Any amount of interest payable in respect of Deferred Interest for an incomplete Interest Period will be determined by multiplying the amount of interest relating to the relevant Interest Period by the actual number of days in the Interest Period concerned and dividing that amount by the exact number of days in the Interest Period, rounded to the nearest hundredth (half figures being rounded upwards).

For the purpose of this paragraph only:

"**Interest Calculation Date**" means the second TARGET day preceding the date on which the interest due on Deferred Interest begins to bear interest in accordance with Article 1154 of the French Civil Code; and

"**Interest Period**" means a 12-month period.

### 2.4.5 Redemption of the Notes

#### 2.4.5.1. Normal Redemption of the Notes at their maturity date

Unless redeemed early at the option of CGEM in accordance with paragraph 2.4.5.2, all of the Notes will be redeemed in cash at par on 3 December 2033, the maturity date of the bonds.

#### 2.4.5.2 Early Redemption in cash at the option of CGEM

On 3 December 2013 and on each Interest Payment Date beginning on this date until 3 December 2033, CGEM may, at its option, subject to the requirement to publish an announcement under the conditions set out in paragraph 2.4.5.4, redeem all the outstanding Notes early. The early redemption price will be equal to par value.

#### 2.4.5.3 Early Redemption by Buy-Back or Public Offer

The CGEM shall be entitled to redeem, prior to the maturity date, all or some of the Notes at any time, without limitation on price or quantity, by means of an on or off-market buy back or by means of a public offer or exchange offer. Any such transaction shall not affect the due date for redemption of any Notes still outstanding.

#### 2.4.5.4 Publication of Information relating to the redemption at maturity or early redemption of the Notes

Information concerning the number of Notes purchased and the number of Notes still outstanding will be sent each year to Euronext Paris S.A. for publication and shall be available from CGEM or from the Fiscal Agent.

If CGEM decides to redeem the Notes at or prior to maturity a notice to that effect shall be published in the *Journal Officiel* (if required by French regulations at that time), in a financial newspaper having a general distribution in France and in a notice published by Euronext Paris S.A. at the latest 30 calendar days before the date set for redemption.

#### 2.4.5.5 Cancellation of Notes

Notes redeemed at or prior to maturity, shall cease to be considered to be outstanding and shall be cancelled in accordance with French law.

### 2.4.6 Further issues

If CGEM subsequently issues new lowest ranking subordinated notes having exactly the same terms and conditions as the Notes, notably as to the nominal amount, interest, maturity date, and other conditions, it may group together ht Noteholders and the holders of the new notes in a single *masse*.

### 2.4.7 Gross Yield at the issue date

6.4425 per cent. as at the settlement date in the event of an early redemption by CGEM on 3 December 2013.

Taking account of the variable nature of repayment from year 10, as well as the possibility of an early redemption of the Notes should CGEM choose to exercise its option at any Interest Payment Date between 3 December 2013 and 3 December 2033, the maturity date, it is impossible to define an actuarial annual gross rate of return for the total duration of the present issue.

On the French bond market, "yield to maturity" means the annual rate which, at a given date, equals at such rate on a compound interest basis, the current value of all amounts payable and all amounts receivable under the Notes (as defined by the *Comité de normalisation obligataire*).

### 2.4.8 Status of the Notes

#### 2.4.8.1 Subordination

Principal and interest (including Deferred Interest and Additional Interest) of the Notes constitute lowest ranking subordinated, direct, unconditional and unsecured obligations of CGEM; the Notes will rank *pari passu* among themselves and *pari passu* with all other lowest ranking subordinated obligations of CGEM , i.e. ranking behind *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM.

If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation, the Notes will be redeemed at par (together with, as the case may be, any accrued interest, Deferred Interest and Additional Interest), their payment will be made once all other secured and unsecured creditors of CGEM (including holders of *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM) have been paid, in accordance with article L-228-97 of the French Code of commerce. In the event of incomplete payment of creditors ranking above the Noteholders, CGEM's obligations under this issue will be extinguished.

#### 2.4.8.2 Negative Pledge

For as long as any of the Notes remain outstanding, CGEM will not create any priority in terms of their rank of subordination, for the benefit of any holders of other bonds or notes having the same ranking, i.e. ranking behind *prêts participatifs*, that could be granted to CGEM, or to *titres participatifs* that CGEM may issue, if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation, without granting the same rights to the Noteholders.

#### 2.4.8.3 Guarantee

Payments of interest, principal, taxes, costs and ancillary amounts and any other amounts due have not been separately guaranteed.

### 2.4.9 Underwriting of Subscription

A syndicate of banks, led by Société Générale, Lead Manager and Sole Bookrunner and CCF, Joint Lead Manager, will underwrite the issue pursuant to the terms of an underwriting agreement, which shall be entered into with CGEM on 28 November 2003.

### 2.4.10 Rating

Standard and Poor's Ratings Services and Moody's Investors Service Ltd have confirmed that the Notes which are the subject of this issue, will be rated "BBB-" and "Baa3" respectively.

### 2.4.11 Representation of Noteholders

In accordance with article L.228-46 of the French Code of commerce, Noteholders will be grouped together in a collective group ("*masse*"), which shall have legal personality.

Pursuant to article L.228-47 of such Code, the representative of the *masse* will be:

Association de représentation des masses d'obligataires

Centre Jacques Ferronnière
32, rue du Champ de Tir, B.P. 81236
44312 NANTES Cedex 3
represented by *Président* Mr Alain Foulonneau,
domiciled at the above address

The acting representative will have the power, without restriction or reservation, to take, on behalf of the masse, all actions of an administrative nature necessary to protect the interests of the holders of Notes.

The representative will exercise its duties until its dissolution, resignation or termination of its duties by a general meeting of the holders of Notes or until it becomes incapable of acting or unable to act.

The appointment of the representative shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Notes. This appointment will be automatically extended until the final resolution of any proceedings in which the representative is involved and the enforcement of any judgements rendered or settlements made.

CGEM will pay the representative of the *masse* an amount of €300 per annum, payable on 31 December in each year as long as any Notes are outstanding.

Meetings of the Noteholders shall be held at CGEM's registered office or such other place as is specified in the notice of the meeting.

Each Noteholder shall have the right, during the period of 15 days prior to any meeting of the masse, to examine and take copies of, or to cause an agent to do so on its behalf, at CGEM's registered office or, as the case may be, at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to such general meeting.

#### 2.4.12 Tax regime of the Notes

Pursuant to applicable law, the following summary sets out the tax regime applicable to Noteholders. However, all individuals or legal entities, whether or not resident in France, should consult their usual tax advisers for details of the tax regime which applies to their particular case.

On 3 June 2003, the Council of the European Union adopted a new directive regarding the taxation of savings income (the "Directive"). Subject to certain conditions being met, it is proposed that Member States will be required from 1 January 2005 to provide to the tax authorities of another Member State details of payments of interest within the meaning of the Directive (interest, products, premiums or other debt income) made by a paying agent within its jurisdiction to or for the benefit of an individual resident in that other Member State (the "**Disclosure of Information Method**").

In this way, the term "paying agent" would be defined widely and would include in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout the transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method used by other Member States, would withhold an amount on interest payments.

The rate of such withholding tax would equal 15 per cent. as from 1 January 2005, 20 per cent. as from 1 January 2008 and 35 per cent. as from 1 January 2011.

According to the agreement reached by the ECOFIN Council, as implemented by the Directive, such transitional period would end if and when the European Community enters into agreements on exchange of information upon request with several jurisdictions (Switzerland, Liechtenstein, San Marino, Monaco and Andorra) and the Council of the European Union agrees by unanimity that the United States of America are committed to exchange of information upon request..

Investors should note that the finance bill for 2004 which is currently being debated proposes to increase the final withholding tax, applicable at the taxpayer's option on income derived from bonds, from 15 per cent. to 16 per cent.

In addition, non-French residents should comply with the tax laws applicable in the jurisdiction in which they are resident.

(a) Residents of France for tax purposes

(i) Individuals holding the Notes as part of their private assets

A. Interest and redemption premium

The redemption premium equals the difference between any amounts to be received upon redemption of the Notes, other than interest paid each year and remaining due after the acquisition, and the amount paid at the time of the acquisition of the Notes.

In view of their particular characteristics, annual interest and, as the case may be, the redemption premium received by individuals holding the Notes as part of their private assets are, upon their receipt:

- either included in the taxable income subject to:
  - income tax computed on a progressive scale;
  - the general social contribution (*contribution sociale généralisée*) of 7.5 per cent., of which 5.1 per cent. is deductible from income tax;
  - the social levy (*prélèvement social*) of 2 per cent.;
  - the social debt repayment contribution (*contribution pour le remboursement de la dette sociale*) of 0.5 per cent.
- or, at the taxpayer's option, subject to a final withholding tax at the rate of 15 per cent., plus:
  - the general social contribution (*contribution sociale généralisée*) of 7.5 per cent.;
  - the social levy (*prélèvement social*) of 2 per cent.;
  - the social debt repayment contribution (*contribution pour le remboursement de la dette sociale*) of 0.5 per cent.

B. Capital gains

Pursuant to Article 150-0 A of the French tax code (the "**FTC**"), capital gains realised by individuals will be subject to income tax at a rate of 16 per cent., from the first euro of such gains, if the aggregate amount of dispositions of securities for the calendar year exceeds 15,000 euros per fiscal household. In addition, the following charges are also payable:

- the general social contribution (*contribution sociale généralisée*) of 7.5 per cent.;
- the social levy (*prélèvement social*) of 2 per cent.;
- the social debt repayment contribution (*contribution pour le remboursement de la dette sociale*) of 0.5 per cent.

Capital losses can be set off against capital gains of the same type realised in the same year or, if necessary, in the 10 following years provided that dispositions in the year that the capital loss was realised exceeded the above-mentioned threshold.

C. Wealth tax

Notes held by individuals are considered as a part of their private assets subject, as the case may be, to wealth tax.

D. Inheritance or gift tax

Notes acquired by inheritance or gift are subject to French inheritance or gift tax.

(ii) Legal entities subject to corporation tax

A. Interest and redemption premium

Pursuant to article 238 *septies* E of the FTC, corporate holders of Notes must include a portion of the redemption premium, which they record at the time of subscription or acquisition of the Notes, into the taxable results for each of their financial years, where this premium exceeds 10 per cent. of the acquisition price.

In relation to the above, the redemption premium will be equal to the difference between the amounts to be received from CGEM, except for straight-line interest that is paid annually at regular instalments dates, and the amount paid at the time of the subscription or acquisition of the Notes.

The tax authorities indicated that interest will be regarded as included within the premium when that interest is computed on a straight-line basis and, in principle, is paid annually, at regular instalment dates, but where the contract provides:

- either for the option of early or deferred payment;
- or for payment or deferred payment to be conditional upon defined criteria being satisfied (*Instruction administrative* 4 A-17-93 of 16 August 1993, §28).

In view of the option pay differ interest, these provisions should be applicable.

However, these provisions will not apply if the average issue price of the Notes is higher than 90 per cent. of their redemption value.

The annual taxable amount is equal to the product of the yield-to-maturity rate (as computed on the subscription or acquisition date) and the subscription or acquisition price, that price being increased each year by the portion of premium that is capitalised at the repayment anniversary date.

The yield-to-maturity rate is the annual rate which, as of the subscription or acquisition date is equal to the rate that, on a compounded interest basis, reflects the current value of the amounts to be paid and the amounts to be received.

The portion of the redemption premium accrued over a fiscal year is included in the taxable income and is subject to tax at the rate of $33^1/_3$ per cent. In addition, a contribution of 3 per cent. of the gross amount of corporation tax and a social contribution of 3.3 per cent. of the gross amount of corporation tax will be payable by those companies whose turnover exceeds 763,000 euros per 12 month period.

However, the corporate tax rate is set at 15 per cent. for companies that have a turnover of less than 7,630,000 euros and whose share capital is fully paid-up and held continuously during the relevant fiscal year for at least 75 per cent. by individuals (or by entities satisfying these conditions), up to a maximum of 38,120 euros of the taxable profits per 12 month period. In addition, such companies are exempt from the social contribution of 3.3 per cent. mentioned above.

B. Capital gains

Disposition of the Notes may lead to the realisation of a gain or loss to be included in the taxable income.

The amount of the gain or loss is equal to the difference between the sale price and the subscription or acquisition price of the Notes plus, as the case may be, the amounts of redemption premium that have already been subject to tax, and is taxed at a rate of $33\ ^1/_3$ per cent. (or as the case may be at a rate of 15 per cent. up to a limit of 38,120 euros per 12-month period for companies meeting the conditions described in paragraph 2.4.13(a)(ii) (A) above), plus the additional contribution of 3 per cent. mentioned above, as well as a social contribution of 3.3 per cent., if applicable, subject to the above-mentioned conditions.

(b) Non-residents for French tax purposes

A. Income tax (interest and redemption premium)

Bonds (*obligations*) issued by French legal entities and denominated in euro are deemed to be made outside France for the purpose of Article 131 *quater* of the FTC (*Instruction administrative* 5 I-11-98 of 30 September 1998). As a result, interest on the Notes and redemption premiums which are paid to persons who are resident for tax purposes, or who have their registered office outside France, are exempt from the mandatory deduction at source provided in Article 125 A III of the FTC. They are also exempt from the social contributions.

**B.** Capital gains

Gains realised on disposition of Notes by persons who are not domiciled for tax purposes in France within the meaning of Article 4 B of the FTC, or whose registered office is located outside France (and which do not have a permanent establishment or fixed base in France and as part of whose assets the Notes are recorded) are not subject to tax in France.

**C.** Wealth tax

Wealth tax does not apply to bonds (*obligations*) issued by French companies and held by individuals domiciled outside France, within the meaning of Article 4 B of the FTC.

**D.** Inheritance or gift tax

France applies inheritance and gift tax to securities issued by French companies which are acquired by way of inheritance or gift by a person who is not resident in France. France has entered into treaties with a number of countries for the avoidance of double taxation with respect to inheritance and gift taxes, pursuant to which the residents of the relevant countries may, subject to satisfying certain conditions, be exempted from inheritance and gift tax or obtain a tax credit.

Potential investors are urged to consult immediately their advisors as regards their liability to inheritance or gift tax resulting from the holding of the Notes and the conditions under which they might obtain relief from inheritance or gift tax by virtue of one of the tax treaties entered into by France.

## 2.5 LISTING AND TRADING OF THE NOTES

### 2.5.1 Listing

An application has been made to list the Notes on the *Premier Marché* of Euronext Paris S.A. The listing is expected to take place on the Settlement Date, on 3 December 2003 , under the ISIN code FR0010034298. No further listing on any other market is expected.

### 2.5.2 Restrictions on transfer of the Notes

No restrictions are imposed by the terms and conditions of the issue on the free transferability of the Bonds.

### 2.5.3 Listing of securities of the same type

As at the date of this *note d'opération*, CGEM has not made any application to list any other lowest ranking subordinated notes.

## 2.6 GENERAL INFORMATION REGARDING THE NOTES

### 2.6.1 Fiscal Agent

The centralisation of the financial service of the issue (payment of interest, centralisation of request for the redemption of the Notes, etc.) shall be carried out by Société Générale (the "Fiscal Agent") which shall act as calculation agent (the "Calculation Agent").

The administrative service of the Notes in registered form shall be carried out by CGEM (Cf. paragraph 2.4.1).

#### 2.6.2 Jurisdiction

Claims against CGEM as defendant will be submitted to the jurisdiction of the Court of Appeal of the location of the registered office of CGEM and in accordance with the nature of the dispute, unless otherwise provided in the *Nouveau Code de Procédure Civile* .

#### 2.6.3 Use of proceeds

Through this issue, the Michelin Group keeps on improving its financial structure.

By increasing the average maturity period of its debt, it is strengthening its ability to anticipate and react to changes in its environments. In view of their lowest subordination ranking and duration, the Notes will reinforce CGEM's financial profile.

The net proceeds of the issue will be used principally to repay certain outstanding indebtedness that are reaching maturity and others that can be reimbursed in anticipation.

## CHAPTER 3
GENERAL INFORMATION
ON CGEM AND ITS SHARE CAPITAL

**3**

The information relating to this chapter is included in the *Document de Référence* (Shelf Document) filed with the *Commission des opérations de bourse* on 31 March 2003 under number D.03-328. This information remains accurate as of the date of this *note d'opération*, subject to the information provided below.

On 30 June 2003, the share capital has been successively increased as follows:

- from €283,585,460 to €286,394,060, i.e. a nominal amount of €2,808,600, by the issue of 1,404,300 shares, for which subscription was reserved for employees of the company and of French and foreign companies within the Group, from 2 April to 30 April 2003, at the issue price of €23 per share, of which €2 was the nominal amount and €21 was the share premium, the difference between the issue price of the aforementioned shares and the nominal amount of the capital increase constituting a share premium of €29,490,300;
- from €286,394,060 to €286,774,050, i.e. a nominal amount of €379,990, by the issue of 189,995 shares of a nominal amount of €2 exchanged for 14,615 shares in bearer form of CHF 200 nominal value, of its Swiss subsidiary Compagnie Financière Michelin (CFM), not tendered in the public tender offer, initiated by CGEM for the 459,593 shares in bearer form of CFM and having given rise to the exchange, on 20 November 2002, of 444,978 shares presented in the offer, at the rate of 13 CGEM shares for 1 CFM share in bearer form, at a unit cost of €29.59.

The remuneration for these 14,615 CFM shares has been carried out, in compliance with Swiss law, under the same exchange rate and issue price conditions as those of the public tender offer, the difference between the issue price of the aforementioned shares and the nominal amount of the capital increase , constituting a share premium of € 5,241,962.05

# CHAPTER 4
# INFORMATION ON THE BUSINESS OF CGEM

4 Information concerning this chapter are provided in the *Document de Référence* filed with the *Commission des opérations de Bourse* on 31 March 2003 under number D.03-028.

Paragraph 4.7.4 entitled « Insurance - cover of possible loss to which the issuer may be subject », is, at the request of the *Autorité des Marchés Financiers,* as follows « Cover for damage and transportation risk insurances are euro 380 million and euro 8 million respectively. The total amount of the insurance premiums paid in 2002 by the Group rose to euro 53.3 million.

Additional information is contained in chapter 7 of this *note d'opération.*

## CHAPTER 5

## ASSETS, LIABILITIES, FINANCIAL SITUATION AND RESULTS

5 Information concerning this chapter is included in the *Document de Référence* (Shelf Document) filed with the *Commission des opérations de bourse* on 31 March 2003 under number D.03-328. This information remains accurate at the date of this *note d'opération* and is supplemented by the following information concerning the consolidated interim accounts dated 30 June 2003:

### 5.1 SIX MONTH REPORT- CONSOLIDATED ACCOUNTS-FIRST SEMESTER 2003

*July 2003*

In the context of pneumatic globally stable markets, the consolidated net sales rose to euro 7.34 billion from 7.82 billion for the first semester of 2002. This change can be explained by:

- a negative impact (-10 per cent.) of currency exchange rates,
- a growth in sales volumes (+2.4 per cent.),
- an increase in sales prices and various types of sales (+2.4 per cent.).

Even though business figures showed decreases of 6.1 per cent., the consolidated operation results rose to euro 578.2 million compared with euro 569.5 million for the first semester of 2002. This change can be accounted for by the Group's activity levels and by showing that it can control costs thus enabling it to absorb the increase in costs of primary materials.

The financial results show a loss of euro 94 million compared with euro 123 million for the preceding accounting period. This improved is principally due to the change in currency exchange rates and the reduction in foreign exchange losses, due essentially in 2002 to the change in currency in South America.

The current income before taxes is, being a gain of euro 446.5 million for the first semester of 2002, is 484.2 million to the 30 June 2003.

The exceptional result is a loss of euro 178.6 million compared with a loss of 10.5 million to 30 June, 2002. Rising by 165.3 million, it includes the costs of planned action, particularly in Spain in 30 January 2003 and in France on 10 June 2003.

In total, the consolidated net income for the semester has risen to euro 165.5 million compared with euro 254.1 million for the same period in 2002.

The consolidated cash flow reached euro 738.4 million compared with 636.3 million for the first semester of 2002.

* * * * *

The Company's business accounts show net sales of euro 173.5 million for the first semester of 2003 compared with euro 186.2 million for the first semester of 2002.It is a question of royalties acquired for this period from licensed companies and which, represented by expenses in the accounts of the companies, are excluded from the consolidated accounts. The current results before tax work out at euro 140.4 million compared with euro 257.5 million in the first semester of 2002. The net results of the semester rose to euro 139 million compared with 246 million a year previously.

## CONSOLIDATED BALANCE SHEET AS OF 30 JUNE 2003

(in thousands of euros)

| ASSETS | 06/30/03 | 12/31/02 |
|---|---|---|
| Issued, uncalled capital | | 0 |
| Fixed asset | | |
| Goodwill | 316,448 | 307,360 |
| Intangible assets | 138,745 | 135,395 |
| Tangible assets | 5,547,530 | 5,772,157 |
| Investments | 649,135 | 456,907 |
| Investments at equity | 62,154 | 58,340 |
| | 6,714,012 | 6,730,159 |
| Current assets | | |
| Inventories | 3,071,310 | 2,860,284 |
| Trade receivables | 3,074,381 | 3,145,496 |
| Other receivables, prepaid expenses and accrued income | 2,237,687 | 2,366,111 |
| Cash equivalents | 385,070 | 418,563 |
| Cash | 673,934 | 790,505 |
| | 9,442,382 | 9,580,959 |
| Total assets | 16,156,394 | 16,311,118 |

| LIABILITIES | | |
|---|---|---|
| Stockholders' equity | | |
| Common stock (1) | 286,774 | 283,585 |
| Paid-in capital in excess of par (i) | 1,839,851 | 1,806,789 |
| Retained earnings (2) | 2,183,310 | 2,238,462 |
| Minority interests | 4,309,935 | 4,328,836 |
| | 103,137 | 173,431 |
| Stockholders' equity including minority interests | 4,413,072 | 4,502,267 |
| Provisions for contingencies and charges | 3,471,721 | 3,443,844 |
| Liabilities | | |
| Subordinated debt | 0 | 0 |
| Long and short-term debt | 4,984,000 | 5,026,998 |
| Trade payables | 1,289,291 | 1,424,855 |
| Other payables, deferred income and accrued expenses | 1,998,310 | 1,913,154 |
| | 8,271,601 | 8,365,007 |
| Total liabilities and stockholders' equity | 16,156,394 | 16,311,118 |
| (1) Parent company | | |
| (2) Including net income for the year | 157,526 | 580,803 |

| COMPARED CONSOLIDATED STATEMENT OF INCOME (in thousands of euros) | | | |
|---|---|---|---|
| | **01/01/03 to 30/06/03** | **01/01/02 to 30/06/02** | **01/01/02 to 31/12/02** |
| Operating revenue | | | |
| Net sales | 7,348,220 | 7,820,965 | 15,645,074 |
| Reversals of allowances | 6,531 | 11,592 | 10,982 |
| Other operating revenues | 215,565 | 193,054 | 455,099 |
| | 7,570,316 | 8,025,611 | 16,111,155 |
| Operating expenses | | | |
| Purchases used in production | 2,324,806 | 2,598,841 | 5,290,864 |
| Payroll costs | 2,530,235 | 2,690,602 | 5,152,143 |
| Other operating expenses | 1,589,841 | 1,575,746 | 3,255,493 |
| Taxes other than on income | 120,801 | 116,776 | 231,713 |
| Depreciation and amortization | 408,288 | 456,533 | 891,383 |
| Charges to allowances and provisions | 18,048 | 17,529 | 64,360 |
| | (6,992,019) | (7,456,027) | (14,885,956) |
| Operating income | 578,297 | 569,584 | 1,225,199 |
| Net interest expense | (94,072) | (123,026) | -(260,257) |
| Operating income from ordinary activities | 484,225 | 446,558 | 964,942 |
| Non-recurring income and expense | (178,613) | (10,529) | 75,209 |
| Income tax | (120,096) | (161,130) | (382,455) |
| Net income of fully-consolidated companies | 185,516 | 274,899 | 657,696 |
| Income (losses) from companies accounted for by the equity method | (4,907) | (5,492) | (11,570) |
| Amortization of goodwill | (15,106) | (15,276) | (31,641) |
| Net income before minority interests | 165,503 | 254,131 | 614,485 |
| Net income | 157,526 | 229,445 | 580,803 |
| Minority interests | 7,977 | 24,686 | 33,682 |
| Basic earnings per share | 1.11 | 1.70 | 4.28 |
| Diluted earnings per share | 1.11 | 1.70 | 4.28 |

**CHARGES IN STOCKHOLDERS' EQUITY AND MINORITY INTERESTS**
**(in thousands of euros)**

| | Common Stock | Paid-in Capital in excess of par | Retained earnings | Translation adjustment | Net income | Stockholders' equity | Minority interest | Total |
|---|---|---|---|---|---|---|---|---|
| At 31.12.2001 | 269,432 | 1,609,476 | 2,415,827 | -594,319 | 295,967 | 3,996,383 | 329,540 | 4,325,923 |
| Capital Increase | 11,569 | 158,107 | | | | 169,676 | | 169,676 |
| Employee stock ownership plan | 2,584 | 39,206 | -14,401 | | | 27,389 | | 27,389 |
| Dividends paid | | | | | -138,708 | -138,708 | -28,943 | -167,651 |
| Appropriation of undistributed income | | | 157,434 | -175 | -157,259 | | | |
| Net income for 2002 | | | | | 580,803 | 580,803 | 33,682 | 614,485 |
| Translation adjustment and other | | | -20,700 | -286,007 | | -306,707 | -160,848 | -467,555 |
| At 31.12. 2002 | 283,585 | 1,806,789 | 2,538,160 | -880,501 | 580,803 | 4,328,836 | 173,431 | 4,502,267 |

| | Common Stock | Paid-in Capital in excess of par | Retained earnings | Translation adjustment | Net income | Stockholders' equity | Minority interest | Total |
|---|---|---|---|---|---|---|---|---|
| Capital increase | 380 | 5,242 | | | | 5,622 | | 5,622 |
| Employee stock ownership plan | 2,809 | 27,280 | -10,141 | | | 20,488 | | 20,488 |
| Dividends paid | | | | | -169,857 | -169,857 | -6,914 | -176,771 |
| Appropriation of undistributed income | | | 398,793 | 12,153 | -410,946 | | | |
| Net income (loss) for half-year 2003 | | | | | 157,526 | 157,526 | 7,977 | 163,503 |
| Translation adjustment and other | | | -9,241 | -23,439 | | -32,680 | -71,357 | -104,037 |
| At 30.06.2003 | 286,774 | 1,839,851 | 2,917,571 | -891,787 | 157,526 | 4,309,935 | 103,137 | 4,413,072 |

## CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE 1st HALF 2003

| **Michelin Group- in thousands of euros** | **30.06.2003** | **2002** |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| - Net income before minority interests | 165,503 | 614,485 |
| Adjustments to reconcile net income before minority interests to net cash provided by operating activities: | | |
| - Depreciation and amortization | 425,042 | 943,113 |
| - Allowances, provisions and deferred taxes | 145,728 | -256,956 |
| - Net gains on disposals of assets | 3,303 | -69,130 |
| - Other | -1,204 | -6,109 |
| Cash flow | 738,372 | 1,225,403 |
| - Change in inventories | -309,697 | 142,632 |
| - Change in receivables | -37,670 | -39,302 |
| - Change in payables | -43,202 | 65,295 |
| - Other changes in working capital | 177,612 | 140,346 |
| Net change in working capital | -212,957 | 308,971 |
| **Net cash provided by operating activities** | **525,415** | **1,534,374** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| - Additions to property, plant and equipment and intangible assets | -401,265 | -966,959 |
| - Additions to investments | -348,633 | -219,697 |
| *Total* | -749,898 | -1,186,656 |
| - Proceeds from disposals of property, plant and equipment and intangible assets | 29,810 | 157,470 |
| - Proceeds from disposals and investments | 51,385 | 158,005 |
| *Total* | 81,195 | 315,475 |
| Net investment for the period | -668,703 | -871,181 |
| Impact of changes in Group structure | 34 | 140 |
| Net change in working capital | -51,519 | -26,140 |
| **Net Cash (used) provided by investing activities** | **-720,188** | **-897,181** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| - Employee stock ownership plan | 20,488 | 27,389 |
| - Expenses related to the stock-for-stock offer | 0 | -1,494 |
| - Dividends paid to parent company shareholders | -130,692 | -113,435 |
| - Other dividends paid | -46,079 | -54,216 |
| *Total* | -156,283 | -141,756 |
| Change in long and short-term debt | 293,253 | -201,533 |
| Net change in working capital | -59,767 | -5,845 |

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE 1st HALF 2003

| **Michelin Group- in thousands of euros** | **30.06.2003** | **2002** |
|---|---|---|
| Net cash (used) provided by financing activities | 77,203 | -349,134 |
| Effect of exchange rate changes on cash and cash equivalents | -32,494 | -18,005 |
| **Change in cash and cash equivalents** | **-150,064** | **270,054** |
| **Cash and cash equivalents at beginning of period** | **1,209,068** | **939,014** |
| **Cash and cash equivalents at the period-end** | **1,059,004** | **1,209,068** |
| Including | | |
| - Cash | 673,934 | 790,505 |
| - Cash equivalents | 385,070 | 418,563 |

## 5.2 NOTES TO THE INTERIM FINANCIAL STATEMENTS AT 30 JUNE 2003

### CONSOLIDATION PRINCIPLES

The consolidated financial statements for the first half 2003 have been prepared in accordance with French generally accepted accounting principles, including standards 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

### ACCOUNTING PRINCIPLES AND MEASUREMENT

The interim consolidated financial statements for the period ended 30 June are prepared and presented in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting periods and going concern. When required, expenses are arbitrarily booked in monthly instalments for those of an annual nature and using estimates when it is deemed necessary.

### CHANGE IN CONSOLIDATION SCOPE

- Changes in the scope of consolidated companies have had no significant impact on first half 2003 financial statements.
- On 31 March 2003, the Michelin group acquired the Viborg group after the approval by the European competition regulators dated, 7 March 2003.

Groupe Viborg's main business is the distribution of tires through a network of 465 points of sales, mainly located in Denmark and Germany. Group Viborg generated, in fiscal year 2002, net sales of nearly 500 million euros.

Today, its 2002 and first quarter 2003 financial statements are not sufficiently finalized. Furthermore, the in-depth due diligence, which started on 1 April 2003 at the request of Group Michelin, and which relates to the calculation of the definitive acquisition price on one hand, and to the measurement of the assets acquired and the liabilities assumed, on the other hand, has not been completed. As a result, the financial statements of the acquired companies have not been consolidated with Group Michelin's financial statements at 30 June 2003.

However, preliminary findings seem to indicate that the goodwill could be around 300 million euros. As these are distribution companies, and in accordance with Group's constant practice, the final amount of goodwill will be amortized in full, in the second half of 2003.

The second half of 2003 will therefore include:

- the amortization of the goodwill.
- the results of the acquired companies (for the period) between April and December 2003, which should be negative.

At 30 June 2003, a total of 353 million euros, mainly made up of financing, is recorded in "Investments" in the balance sheet.

### CHANGE IN TREASURY STOCK

During the first half 2003, there has been no change in treasury stocks held by Compagnie Générale des Etablissements Michelin.

### EMPLOYEE SHAREHOLDING PLAN

Further to the implementation of phase 2 of the employee shareholding plan which was approved by the Annual General Meeting of shareholders in May 2001, 1,404,300 shares, with a par value of 2 euros, were issued on 30 June 2003, at 23 euros per share. The increase in consolidated

shareholders' equity, net of the Company discounts and issuance costs, amounts to 20.5 million euros.

## SECURITIZATION PROGRAM

The total amount of securitized receivables amounts to 399 million US dollars in the United States and 803 million euros in Europe.

The special purpose vehicles which have been set up for the securitization program purpose are consolidated. Trade receivables, corresponding financings and associated risks are therefore booked in the Group's balance sheet.

## NET NON-RECURRING INCOME AND EXPENSE

Net non-recurring income and expense is a 178 million euros loss. It includes 165.3 million euros relating to the estimated cost of measures that have been announced, among others in Spain on 30 January 2003 and in France on 10 June 2003:

| *In millions of euros* | |
|---|---|
| Spain's industrial evolution plan | 139,6 |
| Evolution of French activities | 13,3 |
| Other restructuring measures | 12,4 |
| **Total** | **165,3** |

## ACQUISITION OF MINORITY INTERESTS

- On 8 April 2003, Group Michelin launched a take-over bid on the 8.1 million shares of its Polish subsidiary Stomil-Olsztyn which it did not own. Slightly more than 7.8 million shares were brought to the offer, increasing Group's controlling stake to close to 99 per cent. The good-will recorded in the financial statements at 30 June 2003 amounts to 41.5 million euros (amortized over 20 years).
- On 25 April 2003, Group Michelin launched a bid on the 280,000 shares, representing 3.56 per cent. of the Common stock, of its Spanish subsidiary Neumáticos Michelin S.A. held by minority shareholders.

As of 30 June 2003, some 165,000 shares have been brought to the offer. A General Meeting will be convened in the second half of 2003 in order to cancel the shares that have been purchased. In view of that, the paid amount (21.5 million euros) was deducted from shareholders' equity.

SEGMENT INFORMATION

*(in thousands of euros)*

| Business segments | Passenger Car / light Truck | Truck | Other businesses | Inter-segment | Total |
|---|---|---|---|---|---|
| | 30/06/2003 | | | | |
| Net sales | 3,633,057 | 1,903,523 | 2,177,363 | - 365,723 | 7,348,220 |
| Operating income | 339,429 | 248,418 | - 9,549 | | 578,297 |
| | 30/06/2002 | | | | |
| Net sales | 3,995,159 | 1,934,266 | 2,303,740 | - 412,200 | 7,820,965 |
| Operating income | 356,487 | 214,518 | - 1,421 | | 569,584 |
| | 31/12/2002 | | | | |
| Net sales | 7,947,946 | 3,944,034 | 4,637,293 | - 884,199 | 15,645,074 |
| Operating income | 764,803 | 484,757 | - 24,361 | | 1,225,199 |

## INCOME STATEMENT ANALYZED BY FUNCTION AT 30 JUNE 2003, 30 JUNE 2002 AND 31 DECEMBER 2002

*(in thousands of euros)*

| | 30.06.2003 | 30.06.2002 | 31.12.2002 |
|---|---|---|---|
| **Net sales** | **7,348,220** | **7,820,965** | **15,645,074** |
| Cost of sales | 5,142,345 | 5,539,227 | 10,929,659 |
| **Gross margin** | **2,205,875** | **2,281,738** | **4,715,415** |
| Selling, general and administrative expenses | 1627,578 | 1,712,154 | 3,490,216 |
| Total operating expenses | 6,769,923 | 7,251,381 | 14,419,875 |
| **Operating income** | **578,297** | **569,584** | **1,225,199** |
| Interest income and expense | - 94,072 | - 123,026 | - 260,257 |
| **Income from ordinary activities** | **484,225** | **446,558** | **964,942** |
| Net non-recurring income and expense | - 178,613 | - 10,529 | 75,209 |
| Income tax | - 120,096 | - 161,130 | - 382,455 |
| **Net income of fully consolidated companies** | **185,516** | **274,899** | **657,696** |
| Income (losses) from companies accounted for by the equity method | - 4,907 | - 5,492 | - 11,570 |
| Amortization of goodwill | - 15,106 | - 15,276 | - 31,641 |
| **Net income before minority interest** | **165,503** | **254,131** | **614,485** |
| *Net income* | *157,526* | *229,445* | *580,803* |

### OFF BALANCE SHEET COMMITMENTS

On 19 May 2003, Michelin Investment China Company Limited signed with the City of Shenyang an agreement relating to the purchase of the 15 per cent. stake the City holds in Michelin Shenyang Rubber Components Company Limited of which Group Michelin owns 85 per cent. This purchase which amounts to 25.3 million US dollars is still to be approved by the Trade Ministry of the Chinese People Republic. The potential goodwill is estimated at 9 million euros.

## 5.3 STATUTORY AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

(Free translation of the original French language report)

In our capacity as statutory auditors of Compagnie Générale des Etablissements Michelin, we have performed a limited review of the interim consolidated financial statements of Compagnie Générale des Etablissements Michelin for the period from January 1 to June 30, 2003, as attached to this report.

These interim consolidated financial statements are the responsibility of the Managing Partners. Our responsibility, based on our limited review, is to report our conclusions concerning these financial statements.

We conducted our limited review in accordance with the standards generally accepted in France ; those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from a full audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements is substantially less in scope than an audit and consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters as deemed necessary.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements in order to present fairly the consolidated results of operations for the six-month period ended June 30, 2003 and the consolidated financial position and assets and liabilities of Compagnie Générale des Etablissements Michelin at that date.

Without bringing into question the above-mentioned conclusion, we would draw your attention to the note on "Changes in Consolidation Scope" relative to the acquisition of the Viborg Group.

Paris, 25 July 2003

Dominique PAUL Stéphane MARIE

**Statutory Auditors**
Members of the Compagnie Régionale de Paris

# CHAPTER 6
# CORPORATE GOVERNANCE

**6**

Information concerning this chapter is included in the *document de Référence* (Shelf Document) filed with the *Commission des opérations de bourse* on 31 March 2003 under number D.03-328and the following elements are completed:

Supervisory board:

The Joint General Meeting of shareholders on 16 May 2003:

- renewed the mandate of the members of the Supervisory Board for Pierre Michelin and Edouard de Royère for a term of 5 years, i.e., until the end of the General Meeting called to approve the accounts for the 2007 financial year.
- nominated, for the same term, M. Benoît Potier, as a member of the Supervisory board.

The duties of M. Benoît Potier in other companies are the following:

- Chairman of the Board of Directors of Air Liquide S.A.
- Chairman, Managing Director of Air Liquide International
- Chairman, President and Chief Executive Officer of American Air Liquide S.A.
- Chairman, President and Chief Executive Officer of Air Liquide International Corporation
- Board member of:
- Sechilienne-Sidec
- Société d'Oxygène et d'Acétylère d'Extrême-Orient
- Air Liquide Italia, S.r.l.
- Al Air Liquide Espana
- Air Liquide Asia Pte Ltd.
- Air Liquide Canada Inc.

The Supervisory Board is consequently made up of 6 members: Eric Bourdais de Charbonnière (Chairman), François Grappotte (*), Pierre Michelin (*) Benoît Potier (*), Grégoire Puseux and Edouard de Royère (*).

*(*) Independent members*

## CHAPTER 7
## RECENT DEVELOPMENTS AND FUTURE PROSPECTS

7 Information concerning this chapter is included in the *Document de Référence* (Shelf Document) filed with the *Commission des opérations de bourse* on 31 March 2003 under number D.03-328.

This information remains accurate at the date of this *note d'opération*, subject to the following additional information below:

### 7.1 NET SALES FOR THE FIRST NINE MONTHS OF THE 2003 ACCOUNTING PERIOD

The net sales for the first nine months of 2003 rose to euro 11.1 billion, +4.5 per cent., excluding the impact of currency fluctuations.

The increase by 3 per cent. of the sales volume of the Group, expressed in tonnes, is in the changeable pneumatic market.

If the replacement *Tourism Van* market still demonstrates growth in Europe, it has not managed to rediscover its form in North America. The *Tourisme-Van Première Monte* Market is in decline in the two regions. On the other hand, the tyre markets for TRUCKs are slowly picking up.

With respect to the operating margin for the 2003 accounting period, Michelin remains confidant of its ability to compensate a substantial part of the negative impact of the rocketing prices of consummate primary materials.

In a comparable area, the Group could achieve an operating margin slightly inferior to that of 2002, of 7.8 per cent.

| **(in EUR million)** | **9 months to September 2003** | **9 months to September 2002** |
|---|---|---|
| **Consolidated net sales** | **11,148.7** | **11,686.2** |
| ***Excluding the impact of exchange rate variations*** | ***N/A*** | ***10,665.1*** [a] |
| | **3rd quarter 2003** | **3rd quarter 2002** |
| | **3,800.5** | **3,865.2** |
| ***Excluding the impact of exchange rate variations*** | ***N/A*** | ***3,627.3*** |

[a] Net sales for the first 9 months of 2002 recalculated at 30 September 2003, exchange rates

| | **YTD 9 months 2003** | | **3rd quarter 2003** | |
|---|---|---|---|---|
| | **Total change (9 months, 03/ 9 months, 02)** | | **Total change (3rd quarter 03/3rd quarter 02)** | |
| | **In EUR million** | **Accrued per cent.** | **In EUR million** | **Accrued per cent.** |
| | **- 537.4** | **- 4.6 per cent.** | **- 64.7** | **- 1.7 per cent.** |
| **Of which exchange rates:** | **- 1,021.0** | **- 8.7 per cent.** | **- 237.9** | **- 6.2 per cent.** |
| **Volumes:** | **+ 262.8** | **+ 2.5 per cent.** | **+ 95.5** | **+ 2.6 per cent.** |
| **Price/Mix:** | **+ 220.8** | **+ 2.0 per cent.** | **+ 77.7** | **+ 2.1 per cent.** |
| **Scope of consolidation:** | **0** | **0 per cent.** | **0** | **0 per cent.** |

* * *

### 7.1.1 Analysis of the impacts on the change in net sales

Sales volume expressed in tons is up compared to the first nine months of 2003. Excluding the impact of currency fluctuations, net sales are up 4.5 per cent., but down -4.6 per cent. at current exchange rates. Note:

- The positive impact (+2.5 per cent.) of higher sales volumes.
- The positive price / mix effect of +2.0 per cent. at constant exchange rates.
- The negative impact (-8.7 per cent.) of exchange rates. As already noted in the last few months of 2002 and since the start of 2003, this is mostly related to North and South American currencies.
- Lastly, absence of change in the Group scope of consolidation compared to the first nine months of 2002. Although the acquisition of the European tyre distribution activities of Viborg is effective since March 31, 2003, and although these activities will be consolidated as of April 1, the current due diligence process had yet to be completed at end September. As a result, Viborg – which is in the process of being merged into Euromaster - will only appear in the 4$^{th}$ quarter consolidated accounts of the financial year.

### 7.1.2 Evolution of World Tyre Markets

Tyre markets for the third quarter were globally in line with Group expectations as adjusted at end July. They appeared very contrasted, with a high monthly volatility.

| Pass. Car & Light Truck (In units) | Replacement mkt Accrued 9 m. 2003 | OE mkt Accrued 9 m. 2003 | Michelin estimations FY 2003 |
|---|---|---|---|
| *Total* | *NA* | *NA* | *Globally stable tyre markets* |
| Europe[c] | + 6.3 per cent. | - 6.1 per cent. | RT: up 2 to 3 per cent.; slightly more if good winter tyre sell-out;<br>OE: down 3 per cent. |
| North America[a] | - 0.3 per cent. | - 4.1 per cent. | RT: flat;<br>OE: - 4 to 5 per cent. |
| South America | NA | NA | ND |
| Asia | NA | NA | Continued growth in China |

NA: Not Available / ND: Not Disclosed

[c] Western (15 main markets) and Eastern Europe (excl. Community of Independent States)

[a] United States, Canada and Mexico

| Truck (In units) | Replacement mkt Accrued 9 m. 2003 | OE mkt Accrued 9 m. 2003 | Michelin estimations 2003 |
|---|---|---|---|
| *Total* | *NA* | *NA* | *Markets slightly up* |
| Europe[b] | + 4.2 per cent. | + 3.4 per cent.[c] | WE RT: 1 per cent.+;<br>OE (power units): 2 per cent.+ |
| North America[d] | + 1.1 per cent.[e] | + 0.3 per cent. | RT: stable to +1 per cent.;<br>OE: +5 per cent. |
| South America | NA | NA | ND |
| Asia | NA | NA | ND |

[b] Western Europe (15 main markets)

[c] Power units market

[d] United States, Canada and Mexico

[e] Radial + bias tyre market

NB: Third quarter tyre markets should be viewed in light of the key factors which had characterized the third quarter 2002 (compared to the same period in 2001).

- **In Europe**

The Passenger Car and Light Truck tyre replacement market is up 6.3 per cent. in the first nine months of the year, against a 6 per cent. or so rise in the first half. The third quarter posts sustained growth (+7 per cent., after +11 per cent. in Q1 and +1.7 per cent. in Q2), mostly fuelled by a 15 per cent. increase in winter tyre 'sell-in' sales. On the other hand, the 'sell-out' market exhibited a somewhat different trend, since winter tyre sales to end-users usually only start in October and are heavily dependent on weather conditions. Market long-term trends, i.e. declining mass market and growing high performance and 4x4 segments, are unchanged.

Michelin maintains its estimated 2 to 3 per cent. growth in the European passenger car and light truck replacement tyre market for the full year, but the figure could be revised upwards if winter tyre 'sell-out' sales are good.

The Passenger Car and Light Truck Original Equipment market continued to shrink in the third quarter, in line with the trend started in April (- 6.1 per cent. YTD compared to -5.1 per cent. in the first half and -8.3 per cent. for the third quarter alone). On the other hand, progression towards upper range and better-equipped vehicles continues. As some car manufacturers have announced production increases in the fourth quarter, following signs of improved car sales noticed in some European countries, one could witness positive market growth in Q4, though the full year market should be down some 3 per cent. on 2002.

In Truck replacement, the Western European market is up 4.2 per cent. year-on-year and 2.7 per cent. in the third quarter. The third quarter increase is due to positive growth in September, while the rest of the period shows slower growth than in the first half of the year. This was expected as part of the growth in the first six months of 2003 was driven by advanced purchasing, ahead of price increases effective in the third quarter announced by a number of players, including Michelin.

As a result, Michelin forecasts market growth above 1 per cent. for the full year.

The Truck Original Equipment market (power units) is up 3.4 per cent. year-on-year. However, there again, one should remember comparison elements: after a very depressed first quarter, the market had gradually recovered in 2002, a year which had been particularly weak (-17 per cent. down on first quarter 2001). However, exports of new trucks outside of Europe show signs of improvement. Taking this into consideration and truck manufacturers expectations of a more positive trend in the coming months, Michelin tables on a full year original equipment (power units) tyre market more than 2 per cent. above 2002.

By contrast, Truck Original Equipment (trailers) sales continued to erode, as a result of the financial difficulties experienced by several European trailer manufacturers.

- **In North America**

The Passenger Car and Light Truck Tyre Replacement market is down -0.3 per cent. year-on-year, against a –3.1 per cent. decline at end June. The mechanical growth of the SUV tyre segment (up 13 per cent. in Q3 2003, whereas it was down 22 per cent. in Q3 2002) and the progression of the mass-market tyre segments largely account for the 3rd quarter market increase. On a year to date basis, long-term trends remain unchanged, with an improved market-mix: SUV and performance tyre segments continue and grow whereas mass-market is down 5 per cent. on 2002.

As a result, Michelin expects the Passenger Car and Light Truck tyre replacement market to be flat for the full financial year 2003.

On the Passenger Car and Light Truck Original Equipment market, the –3.8 per cent. downward trend observed in the first half deepened, down –4.1 per cent. at end September. On the other hand, as in the case of the replacement market, the SUV and High Performance segments continued to outperform the market. On a full year basis, the market should be down some 4 to 5 per cent. on 2002.

In Truck, the replacement market slowed down, as expected, in the 3rd quarter. As of September 30, it is up a bare 1.1 per cent., against +3 per cent. in the first half. This erosion recorded in the third quarter can be attributed in part to sales drives by various players which boosted sales in June. The market remains however 3 per cent. short of its 9 months 2000 level. For the full year, Michelin tables on a market up close to 1 per cent.

In Original Equipment, the market shows an aggregate 0.3 per cent. increase. One should remember that the 3[rd] quarter 2002 had benefited from advance purchases of 'Class 8' trucks ahead of the introduction of new emission standards effective 1 October, 2002. The trailer market continued to grow in line with the trend witnessed in the first six months. Michelin expects the market to improve in the 4[th] quarter given current indications by truck and trailer manufacturers of a planned increase in both 'Class 8' trucks and trailers production. As a result, on a full year basis, the original equipment truck tyre market could be up close to 5 per cent.

- In **South America**, the economic climate is showing signs of slight improvement, especially in Argentina. South American currencies remain however down on the Euro, on a year-on-year comparison (- 29 per cent. for the Brazilian real).

- In **Asia,** the situation varies widely from country to country.

  In China, the third largest market behind Japan and South Korea, Passenger Car and Light Truck tyre replacement markets have enjoyed the same dynamic growth as in recent years. The Japanese Replacement market, by contrast, continues to stagnate. Passenger Car and Light Truck Original Equipment markets are also showing buoyant growth in **China** and in South Korea. In Japan, the export business remains high.

  The Chinese radial Truck tyre market posts growth trends almost as strong as in 2002, but the Japanese replacement market is down about 7 per cent. on the first nine months of 2002 (itself some 5 per cent. lower than the same quarter levels for 2001).

- The **Middle-East and African region** benefited in the third quarter from a further improvement in Turkey's economic health and from the associated pick up in sales.

### 7.1.3 Evolution by Michelin business segment

| **Net sales** | **9 months to September 2003 (in € million)** | **Δ 9 m 2003/ 9 m 2002 (in per cent.)** |
|---|---|---|
| **Group** | **11,148.7** | **- 4.6 per cent.** |
| **Passenger Car & Light truck** | **5,545.7** | **- 6.8 per cent.** |
| **Truck** | **2,927.9** | **- 0.4 per cent.** |
| **Other activities** | **3,266.9** | **- 4.8 per cent.** |
| **Inter-sector eliminations** | **(591.8)** | |

**Sales volume variations**
**(change in per cent., 9 months to September 2003/ 9 months to September 2002)**

| | **Total** | **Replacement** | **Original Equipment[a]** |
|---|---|---|---|
| **Group (in tons[b])** | **+ 3.1 per cent.** | **+ 3.7 per cent.** | **+ 1.8 per cent.** |
| **Passenger Car & Light Truck (in units sold)** | **- 0.3 per cent.** | **+ 2.0 per cent.** | **- 5.5 per cent.** |
| **Truck (in units sold[c])** | **+ 3.5 per cent.** | **+ 5.0 per cent.** | **+ 0.2 per cent.** |
| **Other tyre activities (in tons)** | **+ 1.6 per cent.** | **+ 0.8 per cent.** | **+ 3.6 per cent.** |

[a] Original equipment: sales to vehicle manufactures

[b] Refers to the sale of tyre products. Distribution, maps and guides and suspension systems sales not included

[c] Number of new tyres

#### 7.1.3.1 Passenger Car & Light Truck

This segment benefited from sustained price increases as well as from further improvement in the product and category mix. Excluding the impact of currency fluctuations, the segment's net sales are up more than 3 per cent. year-on-year.

| Passenger Car/ Light Truck (in units sold) 9 months to September 2003 | Total | Replacement | Replacement Market | Original Equipment | Original Equipment Market |
|---|---|---|---|---|---|
| *Total* | *- 0.3 per cent.* | *+ 2 per cent.* | *N/A* | *- 5.5 per cent.* | *N/A* |
| Europe[c] | - 2.5 per cent. | + 4.5 per cent. | + 6.3 per cent. | - 14.8 per cent. | - 6.1 per cent. |
| North America[d] | - 1.3 per cent. | - 1.6 per cent. | - 0.3 per cent. | - 0.5 per cent. | - 4.1 per cent. |
| Other geographical areas[e] | + 11.1 per cent. | + 7.4 per cent. | N/A | + 19.5 per cent. | N/A |

c Western Europe (15 main markets) and Eastern Europe (excl. Community of Independent States)
d United States, Canada and Mexico
e Asia, South America, Africa and Middle East

- In European replacement, the increase in sales volumes of +4.5 per cent. year-on-year is lower than that of the market owing to the two following factors. In the 1st quarter, market growth was driven mainly by competitor promotional campaigns which Michelin did not follow. Furthermore, in Eastern Europe, the Group resolved to favour a steady cash-in in euros, raising prices in order to compensate for the depreciation of local currencies. In the 3rd quarter, Michelin gained market share in winter tires in Germany, Austria and Switzerland. However, higher than expected demand for its new Alpine range in Europe exceeded Group's anticipation. This led to product shortages and an unsatisfactory order fill rate, especially in Eastern Europe.

  On a positive note however, Michelin's product and category mix improved further over the nine-month period, with a strong progression in VZ and 4x4 tyre sales, when compared with the same period of 2002.

  In North America, sales are down 1.6 per cent. compared to the first nine months of 2002. The mass market and the H-rated tyre segments where the Group lost market share in July and August account for most of this decline. Conversely, the launch in September of the Michelin HydroEdge™ range in the mass-market segment and a new generation MXVH4 in the H-rated segment recorded a strong success. On a nine-month basis, the mix as well as the net unit price continued to improve.

  In South America, as in 2002, the successive price increases in local currency terms have helped offset the decline in net sales.

  In Asia, the Group pursues its focused growth policy centred on high added value segments.

  In China, sales continued to outperform the market: net Michelin and Warrior branded tyre sales grew by more than 30 per cent. Net sales in Thailand were not affected by the Group's strategy of reducing the relative importance of the light truck segment and delivering a better product mix.

- In European Original Equipment, non-renewal, from August 2002, of the supply contract with General Motors Europe, contributed to a sizeable contraction of the sales volumes for the first 9 months of 2003 (-14.8 per cent.). This will however be gradually offset in the

second half as Michelin pursues its long-term effort to strike a better balance between Original Equipment and Replacement markets and improve the quality of the product mix.

Similarly, in North America, despite a bear market, Michelin further enhanced its mix. As evidenced in 2002 and throughout the current year, Group sales clearly outpaced the market and additional significant market share gains have been achieved in the 'SUV' and 'Performance' segments.

#### 7.1.3.2 Truck

Net sales were down 0.4 per cent. year-on-year. This slight decline is due to highly unfavorable exchange rates. Excluding that impact, sales volumes went up +3.5 per cent. in units sold and a better original equipment / replacement mix together with higher unit prices enabled this business to post a strong growth.

| Truck (in units sold) 9 months to September 2003 | Total | Replacement[a] | Replacement Market | Original Equipment | Original Equipment Market |
|---|---|---|---|---|---|
| **Total** | **+ 3.5 per cent.** | **+ 5.0 per cent.** | **N/A** | **+ 0.2 per cent.** | **N/A** |
| Europe | + 2.8 per cent. | + 5.5 per cent. | + 4.2 per cent.[b] | - 1 per cent.[c] | + 3.4 per cent.[d] |
| North America | + 3.3 per cent. | + 7.7 per cent. | + 1.1 per cent.[e] | - 4.6 per cent. | + 0.3 per cent. |
| Other geographical areas[f] | + 4.8 per cent. | + 2.5 per cent. | N/A | + 22.5 per cent. | N/A |

[a] New tyres

[b] Western Europe

[c] Tractor and trailer sales

[d] European Original Equipment Market; tractors only

[e] Radial + bias truck market USA + Canada + Mexico

[f]. Asia, South America, Africa and the Middle East

- *In European Replacement, Michelin new tyre sales and market share increased compared with the same period last year. The analysis of the third quarter sales performance needs to be made in light of the market bias created by a transfer to the first half of some sales which would normally have occurred in the third quarter, as price increases announced in the second* quarter *and due to be effective in the summer induced advance purchases.*

  In North America, the transport industry continued facing a challenging and difficult environment. However, as in the first half, Group sales again outperformed the market. One should nevertheless remember that Michelin's sales volumes and market share are still below 2000 levels. In retread, further progress has been achieved in a market which is down 1.4 per cent.

  In South America, price increases which have been introduced in 2002 and early 2003 are holding up.

  In Asia, Michelin's sales of radial tires were up again in the first nine months, especially in China, in line with the upward trend recorded for the last 2 years.

- In European Original equipment, the trailer segment declined further, although at a slower pace than in the first half. This explains why Group sales are slacker than the market.

In North America, the Group's overall market share in original equipment is down slightly for the first nine months. Pick up in trailer segment sales, however, drove market growth, a factor which was not to the Group's advantage since it is stronger on the power units segment than on this one.

#### 7.1.3.3 Other activities

At EUR 3.27 billion, this reporting segment's net sales are down 4.8 per cent. on the first nine months of 2002. The devaluation of the US dollar to the tune of 17per cent. against the euro (after a 3.4per cent. depreciation over the first nine months of 2002) continues to erode the dollar denominated net sales of this segment. This is particularly true for TCI and Earthmover sales after conversion as they are mostly US dollar denominated – and also for Aircraft sales, since the US dollar is the reference currency for most commercial transactions.

With respect to retailing, Euromaster net sales improved gradually throughout the 9 months to end-September, mainly driven by retail activities in light vehicles and commercial business vehicles. In North America, TCI net sales are also up both on a quarterly and on a year-to-date basis, driven by strong growth in its small tyre distribution segment as well as retread manufacturing.

In Earthmover tyres, sales volumes were up in recovering markets, notably on the original equipment side. However, as in the first half, the depreciation of the dollar continued to impact net sales severely.

Agricultural tyres have been affected by the decline in the European replacement market caused the heat wave that hit Europe during the summer as well as the consecutive drought.

Despite an increase in sales volumes, the Aircraft tyre business has been penalized by the depreciation of the US dollar against the euro and by the adverse environment of the airline industry. As far as Two-wheel tyres are concerned, supply difficulties adversely affected the sales volumes despite a growing demand for Michelin radial motorbike tyres. Lastly, the Wheel manufacturing business has continued to suffer from production over-capacity in steel wheels in the European market. In January 2003, the Group announced a set of measures aimed at reorganizing this business; these are currently being implemented..

* * *

### 7.1.4 Third quarter

| Net sales | 3rd quarter 2003 (in € million) | Δ Q3 2003/ Q3 2002 (in per cent.) |
|---|---|---|
| Group | 3,800.5 | - 1.7 per cent. |
| Passenger Car & Light truck | 1,912.6 | - 2.1 per cent. |
| Truck | 1,024.4 | + 2 per cent. |
| Other activities | 1,089.5 | - 3.5 per cent. |
| Inter-sector eliminations | (226.0) | |

<u>Sales volumes variations</u>
(per cent. change, Q3 2003/ Q3 2002)

| | Total | Replacement | Original Equipment[a] |
|---|---|---|---|
| Group (in tons[b]) | + 3.1 per cent. | + 4.2 per cent. | + 0.3 per cent. |
| Passenger Car & Light Truck (in units sold) | + 1.4 per cent. | + 4.3 per cent. | - 6.1 per cent. |
| Truck (in units sold[c]) | + 2.1 per cent. | + 2.9 per cent. | 0per cent. |
| Other tyre activities (in tons) | + 0.3 per cent. | + 0.1 per cent. | + 0.9 per cent. |

[a] Original equipment: sales to vehicle manufacturers
[b] Refers to the sale of tyre products. Distribution, maps and guides and suspension systems sales not included.
[c] Number of new tyres

| Passenger Car/ Light Truck (in units sold) Q3 2003 | Total | Replacement | Replacement Market | Original Equipment | Original Equipment Market |
|---|---|---|---|---|---|
| *Total* | *+ 1.4 per cent.* | *+ 4.3 per cent.* | *N/A* | *- 6.1 per cent.* | *N/A* |
| Europe[c] | + 0.8 per cent. | + 5.7 per cent. | + 7.0 per cent. | - 9.7 per cent. | - 8.3 per cent. |
| North America[d] | + 0.6 per cent. | + 2. 2 per cent. | + 5.0 per cent. | - 4.4 per cent. | - 5.0 per cent. |
| Other geographical areas[e] | + 5.8 per cent. | + 8 per cent. | N/A | + 1.1 per cent. | N/A |

[c] Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
[d] United States, Canada and Mexico
[e] Asia, South America, Africa and Middle East

| Truck (in units sold) Q3 2003 | Total | Replacement[d] | Replacement Market | Original Equipment | Original Equipment Market |
|---|---|---|---|---|---|
| Total | + 2.1 per cent. | + 2.9 per cent. | N/A | 0 per cent. | N/A |
| Europe | - 1.8 per cent. | - 2.4 per cent. | + 2.7 per cent.[e] | - 0.6 per cent.[f] | + 1.4 per cent.[g] |
| North America | + 2.5 per cent. | + 7.3 per cent. | - 2.0 per cent.[h] | - 6.4 per cent. | - 5.9 per cent. |
| Other geographical areas[i] | + 7.4 per cent. | + 5 per cent. | N/A | + 25.1 per cent. | N/A |

d New tyres
e Western Europe
f Power units + trailer sales
g Power units market
h Radial + bias truck market USA+ Canada + Mexico
i Asia, South America, Africa and Middle East

### 7.1.5 Prospects for the full financial year

As far as full year operating margin is concerned, Michelin remains confident that it should be able to offset a significant proportion of the strong negative impact resulting from the sharp increase in its raw material consumption costs.

Taking into account:

- the sharp increase in raw material purchase costs since the summer of 2002 (+13 per cent. in US$ H2 2002/ H2 2001 and +20 per cent. in US$ H1 2003/ H1 2002)
- and the 4-6 months lag time between the purchase of raw materials and their consumption;

Michelin is now in a position to estimate the full year 2003 impact of raw materials prices on its income statement when compared to 2002. It should translate into an increase of approximately USD 350 million, at constant exchange rates and scope of consolidation, in the Group's operating expenses, i.e. + 20 per cent. on 2002. Most of the burden is supported by the North American operating units, as the dollar increase in raw material prices they are faced with is not compensated for by the depreciation of the US currency against the euro.

Given internal progresses, and based on the current operating environment, Michelin could achieve, at constant scope of consolidation, an operating margin slightly below that of 2002, which stood at 7.8 per cent.

As previously noted, the Viborg distribution business will be consolidated in the 4th quarter, retroactively as of April 1, 2003. As a result, full year Group consolidated net sales should increase by some EUR 300 million on 2002. The estimated operating loss for the 9 months of consolidation should be in the 20-40 EUR million range. Note that Viborg first quarter losses are included in the estimated EUR 300 million goodwill that was made public at end-July.

* * *

**Compagnie Financière Michelin**

For the nine months ended September 30, 2003, Compagnie Financière Michelin (CFM) 's net sales amounted to EUR 11.34 billion, down 4.5 per cent. on last year. At constant exchange rates, by contrast, net sales expressed in euros are up 4.5 per cent. In so far as Compagnie Générale des Etablissements Michelin has almost the same scope of activities as Compagnie Financière Michelin, the qualitative comments on net sales apply to CFM as well.

* * *

## Latest News

- **17 November 2003**: Michelin and Apollo Tyres Ltd have entered into an important partnership agreement in respect of the Indian tyre Market. The two companies have set up a new Joint Venture company, Michelin Apollo Tyre Ltd, the business of which will not be only to make market and sell truck and bus radial tyres but also to market and sell other tyre ranges. As part of the agreement, Michelin will also provide Apollo Tyres Ltd with technical assistance for the manufacture of Apollo passenger car radial tyres.

  Michelin will have a 51 per cent. shareholding and Apollo 49 per cent. in Michelin Apollo Tyre Ltd. The new Joint Venture will combine Michelin's technology and marketing know-how and Apollo's expertise and knowledge of the local market. Apollo has one of the strongest distribution network in the Indian tyre industry. The partners plan to invest USD 70 million (approximately 3,220 million Rupees) over the next four years to build a factory.

  In the context of this partnership agreement between Michelin and Apollo Tyres Ltd, the Apollo Board of Directors has also approved Michelin's purchase of 14.9 per cent. of Apollo Tyres Ltd's equity capital by way of a preferential allotment from Apollo Tyres Ltd for USD 28 million (approximately 1290 million Rupees).

  "Michelin wants to establish its presence and to grow in India. This agreement, which has just been signed confirms our long-term commitment to respond to the needs of the Indian market", stated Mr. Edouard Michelin.

  "With this new partnership, based on mutual ambition, respect and trust, we will be in the position to produce products locally which have been made with Michelin technology."

  For his part, Mr Onkar Skanwar, Chairman of Apollo Tyres Ltd, said "the agreement with Michelin enables Apollo Tyres Ltd to provide world-class products to our customers, growth opportunities to Apollo employees and dealers and value for our shareholders."

  In view of the ongoing road improvements and highway building projects being undertaken in India, Michelin and Apollo Tyres Ltd consider that it is a good time to develop the radial truck and bus tyre market. The partners also see the acceleration in the growth of the Indian economy as driving the demand for high-quality passenger car radial products.

- **23 October 2003**: In the Tokyo car exhibition, Michelin and the American group TRW Automotive, announced the start of a joint venture, "EnTire Solutions, LLC". This joint venture, specialised in the development of pressure surveillance systems (TPMS) for the world market for the original equipment of small and van tires, is the outcome of a collaboration between the two groups for the last three years. Entire Solutions, LLC will moreover offer components, tools and services to satisfy all the needs of motor manufacturers for the original equipment and its mission will be to ensure that manufacturers, distribution and end users have all the tools and services necessary for a good after-sales service during the complete duration of the life of the system.

- **October 2003: Michelin achieves the best ratings in ADAC winter tyre tests**

  At the ADAC[a], TCS[b] and ÖAMTC[c] winter tyre tests, all Michelin winter tires tested achieved the best scores. ADAC, Europe's largest automobile club put 40 winter tires in

[a] Allgemeiner Deutscher Automobil Club, Germany's main automobile club.

[b] Swiss Touring Club

[c] Österreichischer Automobil-, Motorrad- und Touring Club, Austria's main automobile club

the three most widely-used sizes through a full resistance test. Results were published in the ADAC Motorwelt October 2003 issue and all the Michelin winter tires tested achieved the best overall scores. These included the Michelin Alpin, which received twice the « highly recommended » endorsement.

- **12 October 2003: trail-blazing finish to the season**

  Two new World Champion titles were added to Michelin's record: Valentino Rossi (Repsol Honda – Michelin) in GP Motorbike, 12th consecutive title in the category and Neil Hodgson's Superbike (Fila Ducati – Michelin).

  In WRC Rallye, the Pilot title was still unsure but Michelin is bound to become Champion in the carmaker category where Peugeot and Citroën are deploying incredible virtuosity.

  In F1, the struggle was far more intense than in 2002. Though Michael Schumacher won the World Champion Pilot title, Michelin-equipped pilot teams stepped 30 times on the podium out of 48 opportunities, and Kimi Raikkonen finished the season Vice-World Champion on Michelin-equipped McLaren Mercedes.

- **7 October 2003: 1,400 shareholders met in Lyons**

  Some 1,400 shareholders attended the meeting held in Lyons on 7 October, to gain a deeper understanding of Michelin and exchange with its managers. 3 themes were touched upon in greater detail: international development, the environment, innovation and research. On these and other themes, participants had a fruitful exchange which lasted a little over 2 and a half hours.

  The next shareholders meeting will take place on 20 January 2004, at Carrousel du Louvre in Paris.

- **7 October 2003: Michelin will replace Citröen C5 recalled rims**

  Citroën has launched a preventive recall on steel rims equipping 180,000 saloon and station C5's sold throughout the world and manufactured before 13 May 2003. An internal endurance study has shown that there existed a risk of cracks appearing on the rim of vehicles with over 120,000 kilometres if used in tough conditions (continuous full-load driving). The rims, like those that will replace them, will be made by Kronprinz, a Michelin Group subsidiary. Replacement will be made free of cost in the Euromaster and Viborg network.

- **From 24 to 26 September 2003, the 5th Challenge Bibendum accounted for progress achieved in safety and pollution prevention technologies.**

  Challenge Bibendum 2003 was held in California, one of America's most environment-conscious states. Some 500 journalists and participants were able to test and compare progress achieved in sustainable mobility. The large variety of technologies and innovations presented, in such different fields as clean fuels, noise control, etc, testify to the fact that it is possible to make mobility both safer and more compatible with the rise in demand, while consuming less energy.

  Challenge Bibendum 2004 will take place in Shanghai in China, in October 2004.

- **9 - 21 September 2003: Michelin at the Frankfurt Motor Show**

  The Frankfurt Motor Show received more than 1 million visitors this year, and they were able to discover the latest innovations in the world automotive industry. Michelin, a key actor in the progress of the automotive industry, was, of course, present.

The public was able to discover the Group's latest innovations as regards performance and extended mobility (Michelin PAX System, Michelin Zero Pressure), and safety systems (pressure monitoring and management, in a joint venture with TRW and Wabco) and the environment (Michelin Proxima, very low rolling resistance tire). The public also discovered Michelin's new Pilot Alpin, as well as the new Michelin Pilot Sport.

- **16 September 2003: XeoBib wins Gold Medal**

  On 16 September, Deutsche Allgemeine Gesellschaft's innovation commission for the Hanover (Germany) Agrotechnica Exhibition awarded its Gold Medal to Michelin for its new agricultural tire, XeoBib. The panel was made up of academics, consultants and farmers.

  XeoBib is the first agricultural tyre to run with pressure equal to, or lower than, 1 bar, and to be as performing in the fields as on the road. It will be presented officially at Agritechnica in November and marketed during Spring 2004 throughout Europe.

- **1 September 2003: Michelin invents the all-services-included tire**

  In an effort to continually improve life for motorists, Michelin launched OnWay in France, which brings innovating and free services to the market.

  A genuine « travel companion», Michelin OnWay is proposed for all purchases of at least one Michelin tyre and involves three free services: tyre damage guarantee in the event of a flat, theft or vandalism (repair or compensation as the case may be); tyre assistance (servicing in under one hour) and SOS Direction service (route guiding assistance, advice to locate hotels and restaurants).

  These services are accessible round the clock and the offer will be progressively extended to all of Europe from 2004.

- **8 September 2003: Shareholders Advisory Committee meets to discuss improvements to Michelin's Annual Report**

  On 8 September, the Shareholders Advisory Committee met for the 3rd time this year. The theme of its work was to assess the possibility of improving the annual report and Group Shareholders' letters, with a view to meet even better individual shareholder expectations.

  Michelin shares are registered, and the annual report and letters to shareholders are therefore systematically sent to all 220,000 Group shareholders, most of whom are individual shareholders including some 79,000 employees.

- **August 2003: Michelin introduces the all-new HydroEdge™ in North America**

  Early August, Michelin introduced the all-new *HydroEdge™*, a premium passenger car and minivan tyre for the North American mass market. The Michelin® *HydroEdge™* tyre is designed to excel in many performance categories — scoring top marks in wet traction, maximum tread life and quiet ride — while delivering outstanding hydroplaning resistance, exceptional everyday handling and the sleek "look" of a sporty, high-performance tire. Customer response has been very good and sales have proven very successful since its launch.

- **22 July 2003: Michelin produces its first tyre in Russia**

  On 22 July, the first passenger car tyre came out of the vulcanizing press at Michelin's Davydovo plant, near Moscow. When reaching its normal cruising speed, from 2005, the new plant should produce some 2 million tires a year. It will strengthen Michelin's foothold in Russia, which represents currently some 10 per cent. of the European replacement

passenger car – light truck market (or around 20 million tires). Market projections show that this market should double by 2010.

- **May 2003: Success of Tender Offer for Stomil-Olstztyn shares held by the public**

  On 6 May 2003, CGEM announced that following the Tender Offer launched on 8 April 2003 by its subsidiary Compagnie Financière Michelin (CFM) for 29.75 per cent. of the shares of the Polish company Stomil-Olsztyn, listed on the Varsovie Stock Exchange not held by CFM, 28.74 per cent. of the shares had been tendered, thus carrying the percentage of shareholding of CFM in its Polish subsidiary up to 98.99 per cent.

  The goodwill of this acquisition is approximately euro 38 million on the basis of the net accounting value per share on 31 December 2002. As far as industrial activities are concerned, this goodwill will be written off in the accounts of the Group over 20 years, from the 2003 financial year.

**Compagnie Generale des Establishments Michelin - Michelin et Cie**

Partnership limited by shares with a capital de 286,774,050 Euros
Registered office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme).
855 200 887 RCS Clermont-Ferrand

Purpose -- The purpose of the Company is:

- all operations and activities related directly or indirectly to the production, manufacture and sale of rubber, at all stages of fabrication, in any form and for any use;

- all industrial, commercial and financial operations, in particular those related to:
  - tires, tire components and accessories, and manufactured rubber in general;
  - mechanical construction in all its applications, in particular automobiles and industrial vehicles, components, spare parts and accessories;
  - the manufacture, sale and use of natural or synthetic chemicals and their by-products, particularly the different varieties of elastomers, plastics, fibers and resins and, generally, all activities and products of the chemical industry, particularly those related to the products and operations described above;
  - the filing, acquisition, use, transfer or sale of all intangible property rights, particularly patents and related rights, trade marks, and manufacturing processes related to the corporate purpose.

- all these operations directly, or through equity interest in or formation of new companies, joint-ventures, or economic interest groups, or through contributions, partnership shares, subscription, purchase or exchange of securities or corporate rights, in all businesses that have activities that may be related to the foregoing purpose, or through merger or otherwise; and

- in general, all commercial, industrial, real estate, securities and financial operations that are directly or indirectly related, in whole or in part, to any of the purposes specified hereinabove, or to any similar or related purposes.

Duration – The duration of the Company will expire on December 31, 2050, unless the grounds for early dissolution or for deferment provided for by the law or the by-laws.

Convertible bonds in circulation – None

Bonds in circulation – In 1996 CGEM issued a bond for an amount of 304 098 034 Euros bearing a 6.70% interest rate, fully redeemable at par on February 19, 2006 (Isin Code n°FR0000197600). These bonds are tradable on the Premier Marché of Euronext Paris S.A. The residual amount in circulation equals to the full amount of the bond.

Guaranteed bonds – None.

The Admission to the *Premier Marché* of Euronext Paris S.A. of
lowest ranking subordinated Notes redeemable in cash.

In this notice, the term "Notes" means lowest ranking subordinated notes redeemable in cash.

Shareholders' meeting authorizing the issue – The ordinary general meeting of the shareholders held on 26 May 2000, after having read the *Gérants'* (manager's) report, and supervisory board's report, authorized the issuing of debt instruments with a maximum nominal value of 1,250 billion euros or the equivalent value in any other currency. This ordinary meeting of the Shareholders granted to the *Gérants* (managers) whether acting together or alone, all powers to carry out this issue and to determine the terms and conditions of the debt instruments.
Pursuant to article L.228-41 of the *Code de Commerce*, this authorization will expire on 25 May 2005.

Decision of the management to issue the notes – The *Gérance* (management) relying on this authorization, decided on 26 November 2003 to issue the lowest ranking subordinated notes redeemable in cash, the characteristics of which are defined in this *note d'opération.*

Number and nominal amount of the notes – The present issue has a nominal value of 500 million euros, represented by 500 000 Notes with a nominal value of 1,000 euros per Note.

Proceeds of the issue – The gross proceeds of the issue will be 497 565 000 euros .
The net proceeds of the issue to be paid to CGEM after deduction from the gross proceeds of the fees up to an amount of 5 million euros due to the financial intermediaries and of the legal and administrative fees, will be up to approximately 492 million euros.

Offering – The Notes, which are offered as part of a global offering, will be offered:
- in France, to qualified investors (*investisseurs qualifiés*) as defined in article L.411-2 of the *Code monétaire et financier* and in the Decree number 98-880 dated 1 October 1998;
- outside France, by way of a private placement, in accordance with the rules applicable to each jurisdiction in which the Notes are offered, with the exception of the United States of America, Canada and Japan where no offerings may take place.

No specific tranche of the issue is designated for a particular market.

Selling Restrictions – The distribution of this prospectus, the offer or the sale of the Notes may, in certain jurisdictions, be subject to specific regulations. Persons in possession of this prospectus should familiarize themselves, and comply, with any local restrictions.
The institutions responsible for the placing will comply with the laws and regulations in effect in jurisdictions in which offers of the Notes are made and, in particular, with the selling restrictions set out below.

Placing period – The placing of the Notes with institutional investors took place between 18 November 2003 and 26 November 2003 (both dates inclusive). Subscription will not be open to the public in any country.

Financial institutions responsible for the placing – The placing has been underwritten, by Société Générale, (Lead Manager and Sole Bookrunner) and CCF, Joint Lead Manager, and CDC IXIS Capital Markets, Crédit Agricole Indosuez, Banque Fédérative du Crédit Mutuel and Natexis Banques Populaires, Co-Lead Managers.

Nature, form and delivery of the Notes – The Notes will be issued by CGEM in accordance with articles L.228-38 et seq and article L.228-97 of the French Code of Commerce.
The Notes shall be governed by French law.
The Notes shall be issued on 3 December 2003. The Notes may be in registered or bearer form, at the discretion of the Noteholders. They shall be entered in the books of:
- CGEM, with respect to notes in fully registered form (*au nominatif pur*) ;
- a qualified financial intermediary of the Noteholder's choice for Notes in registered form (*au nominatif administré*) or in bearer form.

Clearing and settlement shall take place through Euroclear France's RELIT system, under ISIN code FR0010034298.
The Notes shall be admitted for clearance through Euroclear France. The Notes shall also be admitted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, S.A.
The Notes shall be negotiable from the Settlement Date (as defined in paragraph 2.4.3).

Nominal amount - Issue price – The nominal amount of each Note is 1,000 euros.
The Notes will be issued at the price of 995.13 euros per Note, i.e. 99.513 per cent. of their nominal value, payable in one lump sum on the settlement date.

Issue date and Settlement Date – 3 December 2003.

Interest – Interest payments will be made in accordance with the following paragraphs:
– Period from and including 3 December 2003 to but excluding 3 December 2013:
From and including 3 December 2003 to but excluding 3 December 2013, the Notes will bear interest at a fixed rate of 6.375 per cent. per annum of the nominal amount of the Notes (the "Fixed Rate of Interest"), i.e. 63.75 euros per Note, payable annually on 3 December in each year, for the first time on 3 December 2004 and for the last time on 3

December 2013 (each, an "Interest Payment Date", and the period from an Interest Payment Date (inclusive) to the next Interest Payment Date (exclusive), an "Interest Period").
Any amount of interest in respect of an interest period of less than one year will be calculated on a basis of the above rate of interest per annum, applied to the actual number of days in the relevant period elapsed since the preceding Interest Payment Date (or, as the case may be, if there is not any yet, since the date of settlement of the Notes) divided by 365 (if the relevant period falls in an Interest Period of 365 days) or by 366 (if the relevant period falls in an Interest Period of 366 days).
– Period from and including 3 December 2013 to but excluding 3 December 2033:
From and including 3 December 2013 and subject to an early redemption in cash at the option of CGEM as described in paragraph 2.4.5.2, until the redemption of all the outstanding Notes, the Notes will bear interest at a floating rate ("Floating Rate of Interest") (as defined below), payable quarterly in arrear on 3 March, 3 June, 3. September, and 3 December in each year (each an "Interest Payment Date"), for the first time on 3 March 2014 for the Interest Period beginning on 3 December 2013 (the period from and including an Interest Payment Date to but excluding the next Interest Payment Date also called an "Interest Period").
The Floating Rate of Interest for each Interest Period will be the 3 month Euribor rate (as defined below), plus a margin of 2.95 per cent.
The "3 month Euribor rate" means the European inter-bank offered rate for three-month deposits in euro (EURIBOR), as calculated by the European Banking Federation and published for information purposes on Reuters EURIBOR01 page (or, if not available on this page, on Moneyline Telerate page 248, or if not available there, on such other recognised page or service as may replace as determined by the Fiscal Agent (as designated below)) as at 11.00 am Brussels time, on the relevant Interest Calculation Date. If no rate is calculated, the Fiscal Agent will determine the rate of 3 month Reference Bank EUR-Euribor.
"3 month Reference Bank EUR-Euribor" means a rate determined and calculated on the basis of the rates offered by the Reference Banks at approximately 11.00 am, Brussels time, on the relevant Interest Calculation Date, to prime banks in the European inter-bank market of the Euro Zone for 3-month deposits in euro, for a period commencing on the Interest Calculation Date and for a Representative Amount.
The Fiscal Agent will request the principal office of each bank within the Euro Zone to provide it with their respective quotations.
If at least two quotations are obtained, the 3 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary, to the fifth decimal place, 0.000005 being rounded upwards) of the rates so quoted.
If less than two quotations are obtained, the 3 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary, as above) of the rates quoted by at least two prime banks in the Euro Zone, as selected by the Fiscal Agent, at approximately 11.00 am, Brussels time at the latest on the first day of the relevant Interest Period, offered to prime European banks for 3-month loans in euro for a period beginning on the relevant Interest Calculation Date and for a Representative Amount.
If the Fiscal Agent is not able to determine the rate or (as the case may be) an arithmetic mean, in accordance with the above provisions, relating to an Interest Period, the applicable Rate of Interest of the Notes for this Interest Period will be the Floating Rate of Interest applicable to the Notes applicable to the preceding Interest Period.
The amount of interest due to Noteholders shall be calculated as soon as possible after the Interest Calculation Date, and at the latest on the first Target day of each Interest Period by the Fiscal Agent by multiplying the nominal amount of the Notes by the Floating Rate of Interest and the actual number of days in the relevant Interest Period divided by 360 and rounding the resulting figure to the nearest hundredth (0.005 being rounded upwards).
Any interest payable under the Notes in respect of an incomplete Interest Period, will be determined by multiplying the amount of interest relating to the relevant Interest Period by the actual number of days in that Interest Period concerned and dividing that amount by the actual number of days in the Interest Period, rounding the figure to the nearest hundredth (half figures being rounded upwards).

"Reference Banks" means four prime banks on the inter-bank market in the Euro Zone (other than the Fiscal Agent) as selected by the Fiscal Agent.

"Interest Calculation Date" is the second Target day preceding the first day of the applicable Interest Period.

"Business Day" means any day other than a Saturday or a Sunday on which banks and foreign exchange markets are open for business in France and Euroclear France is open.

"Target day" means any day upon which the Trans-European Automated Real Time Cross-Settlement Express Transfer System ("TARGET") is operating or the Fiscal Agent is open.

"Representative Amount" means an amount equal to the nominal amount of the Notes.

"Euro Zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union.

Option of deferred payment of interest – If the general meeting of CGEM shareholders, after having approved the annual accounts of CGEM, has decided not to distribute a dividend (of whatsoever nature) and if the *Gérance* (management) of CGEM has decided not to distribute an interim dividend before the approval of the accounts, and if this occurs in a period of 12 months preceding an Interest Payment Date, the *Gérance (*management) will have the right to differ the payment of interest due on this Interest Payment Date. CGEM shall notify this decision to the Noteholders, the Fiscal Agent and the Calculation Agent at the latest within the 20 Business Days preceding the relevant Interest Payment Date by publishing a notice in a financial newspaper of national distribution and by having Euronext Paris S.A. publish a notice.
All interest (including Additional Interest as defined below) not paid on an Interest Payment Date will constitute deferred interest ("Deferred Interest") and will be due and payable in cash in accordance with the provisions below. Deferred Interest will bear interest at a Fixed Rate of Interest during the period from and including 3 December 2003 to but excluding 3 December 2013 and at the 12 month Euribor Rate (as defined below) with a margin of 2.95 per cent. during the period beginning 3 December 2013 (inclusive) and ending on 3 December 2033 (exclusive) until the date on which it will be paid.
Interest on Deferred Interest (the "Additional Interest") will be capitalized at the end of each year in compliance with the provisions of Article 1154 of the French Civil Code and will be due and payable under the same conditions as Deferred Interest.
Deferred Interest will become payable in the following circumstances:

(i) the ordinary general meeting of CGEM shareholders will have decided to distribute a dividend or the *Gérance* (management) of CGEM will have decided to distribute an interim dividend; or
(ii) in the event of redemption of the Notes by CGEM in accordance with paragraphs 2.4.5.1, 2.4.5.2, 2.4.5.3 below; or
(iii) CGEM, having paid interest on, or redeemed (other than redemption at maturity date), financial instruments issued by CGEM or having made payments under guarantees given by CGEM in respect of financial instruments issued by one of its subsidiaries within the meaning of Article L.233-1 of the French Code of commerce, to the extent that these financial instruments or guarantees have the same ranking as the Notes; or
(iv) CGEM, having bought back its shares, but excluding (1) shares bought back by CGEM in the context of carrying out contracts concluded prior to the management decision to defer the payment of interest, (2) shares bought back by CGEM in the context of its own buy back program, if the number of shares acquired does not exceed 0.5 per cent. of the issued capital; or
(v) if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation.

Deferred Interest becoming payable as set out in (i) (iii) and (iv) above will be payable in cash on the Interest Payment Date immediately following the occurrence of such circumstances.
Deferred Interest becoming payable in the circumstances set out in (ii) and (v) above must be paid immediately. Deferred Interest becoming payable in accordance with (ii) above will continue to bear interest at the 12-month Euribor rate plus a margin of 2.95 per cent. until the actual payment date.
"12 month Euribor rate" means the European inter-bank offered rate for to 12-month deposits in euro (EURIBOR), as calculated by the European Banking Federation and published for information purposes on Reuters EURIBOR01 page (or, if not available on this page, on Moneyline Telerate page 248, or, if not available on this page, on such other recognised page or service as may replace, as determined by the Fiscal Agent (as designated below)) as at 11.00 am, Brussels time, on the relevant Interest Calculation Date (as defined below). If no rate is calculated, the Fiscal Agent will determine the rate of the 12 month Reference Bank EUR-Euribor.
"12 month Reference Bank EUR-Euribor" means a rate determined and calculated on the basis of rates offered by the Reference Banks (as defined in paragraph 2.4.4.1) at approximately 11.00 am, Brussels time, on the relevant Interest Calculation Date to prime banks in the European interbank market of the Euro Zone (defined in paragraph 2.4.4.1), for 12-month deposits in euro commencing on the Calculation Date, and for a Representative Amount (as defined in paragraph 2.4.4.1).

The Fiscal Agent will request the principal office in the Euro Zone of each Reference Bank to provide it with their respective quotations.
If at least two quotations are obtained, the 12 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary to the fifth decimal place, 0.000005 being rounded upwards) of the rates so quoted.
If less than two quotations are obtained, the 12 month Reference Bank EUR-Euribor rate will be the arithmetic mean (rounded, if necessary, as above) of the rates quoted by at least two prime banks in the Euro Zone, as selected by the Fiscal Agent, at approximately 11.00 am, Brussels time, at the latest on the first day of the relevant Interest Period, offered to prime European banks for 12-month loans in euro for a period beginning on the Interest Calculation Date and for a Representative Amount.
If the Fiscal Agent is not able to determine the rate or (as the case may be) an arithmetical mean, in accordance with the above provisions, relating to an Interest Period, the Rate of Interest of the Notes applicable on Deferred Interest for the Interest Period in question will be the last published Euribor 12 month rate and a margin of 2.95%.
The amount of interest due in respect of Deferred Interest shall be calculated by the Fiscal Agent by multiplying the total amount of Deferred Interest by the rate of interest thus determined and the actual number of days in the relevant Interest Period divided by 360 and rounding the resulting figure to the nearest hundredth (0,005 being rounded upwards). This amount will then bear interest in accordance with the provisions of Article 1154 of the French Civil Code rounded to the nearest hundredth of a euro (0,005 being rounded upwards).
Any amount of interest payable in respect of Deferred Interest for an incomplete Interest Period will be determined by multiplying the amount of interest relating to the relevant Interest Period by the actual number of days in the Interest Period concerned and dividing that amount by the exact number of days in the Interest Period, rounded to the nearest hundredth (half figures being rounded upwards).
For the purpose of this paragraph only:
"Interest Calculation Date" means the second Target day preceding the date on which the interest due on Deferred Interest begins to bear interest in accordance with Article 1154 of the French Civil Code; and
"Interest Period" means a 12-month period.

Normal Redemption of the Notes at their maturity date – Unless redeemed early at the option of CGEM in accordance with paragraph 2.4.5.2, all of the Notes will be redeemed in cash at par on 3 December 2033, the maturity date of the bonds.

Early Redemption in cash at the option of CGEM – On 3 December 2013 and on each Interest Payment Date beginning on this date until 3 December 2033, CGEM may, at its option, subject to the requirement to publish an announcement under the conditions set out in paragraph 2.4.5.4, redeem all the outstanding Notes early. The early redemption price will be equal to par value.

Early Redemption by Buy-Back or Public Offer – The CGEM shall be entitled to redeem, prior to the maturity date, all or some of the Notes at any time, without limitation on price or quantity, by means of an on or off-market buy back or by means of a public offer or exchange offer. Any such transaction shall not affect the due date for redemption of any Notes still outstanding.

Publication of Information relating to the redemption at maturity or early redemption of the Notes – Information concerning the number of Notes purchased and the number of Notes still outstanding will be sent each year to Euronext Paris S.A. for publication and shall be available from CGEM or from the Fiscal Agent.
If CGEM decides to redeem the Notes at or prior to maturity a notice to that effect shall be published in the *Journal Officiel* (if required by French regulations at that time), in a financial newspaper having a general distribution in France and in a notice published by Euronext Paris S.A. at the latest 30 calendar days before the date set for redemption.

Cancellation of Notes – Notes redeemed at or prior to maturity, shall cease to be considered to be outstanding and shall be cancelled in accordance with French law.

Further issues – If CGEM subsequently issues new lowest ranking subordinated notes having exactly the same terms and conditions as the Notes, notably as to the nominal amount, interest, maturity date, and other conditions, it may group together ht Noteholders and the holders of the new notes in a single *masse*.

Gross Yield at the issue date – 6.4425 per cent. as at the settlement date in the event of an early redemption by CGEM on 3 December 2013.

Taking account of the variable nature of repayment from year 10, as well as the possibility of an early redemption of the Notes should CGEM choose to exercise its option at any Interest Payment Date between 3 December 2013 and 3 December 2033, the maturity date, it is impossible to define an actuarial annual gross rate of return for the total duration of the present issue.
On the French bond market, "yield to maturity" means the annual rate which, at a given date, equals at such rate on a compound interest basis, the current value of all amounts payable and all amounts receivable under the Notes (as defined by the *Comité de normalisation obligataire*).

Subordination – Principal and interest (including Deferred Interest and Additional Interest) of the Notes constitute lowest ranking subordinated, direct, unconditional and unsecured obligations of CGEM; the Notes will rank *pari passu* among themselves and *pari passu* with all other lowest ranking subordinated obligations of CGEM , i.e. ranking behind *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM.
If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation, the Notes will be redeemed at par (together with, as the case may be, any accrued interest, Deferred Interest and Additional Interest), their payment will be made once all other secured and unsecured creditors of CGEM (including holders of *prêts participatifs* granted to, or *titres participatifs* issued by, CGEM) have been paid, in accordance with article L-228-97 of the French Code of commerce.
In the event of incomplete payment of creditors ranking above the Noteholders, CGEM's obligations under this issue will be extinguished.

Negative Pledge – For as long as any of the Notes remain outstanding, CGEM will not create any priority in terms of their rank of subordination, for the benefit of any holders of other bonds or notes having the same ranking, i.e. ranking behind *prêts participatifs*, that could be granted to CGEM, or to *titres participatifs* that CGEM may issue, if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of CGEM, or in the event of a transfer of the whole of the business (*cession totale de l'entreprise*) of CGEM subsequent to the opening of a judicial recovery procedure, or in the event of the voluntary dissolution of CGEM followed by its liquidation, without granting the same rights to the Noteholders.

Guarantee – Payments of interest, principal, taxes, costs and ancillary amounts and any other amounts due have not been separately guaranteed.

Underwriting of Subscription – A syndicate of banks, led by Société Générale, Lead Manager and Sole Bookrunner and CCF, Joint Lead Manager, will underwrite the issue pursuant to the terms of an underwriting agreement, which shall be entered into with CGEM on 28 November 2003.

Rating – Standard and Poor's Ratings Services and Moody's Investors Service Ltd have confirmed that the Notes which are the subject of this issue, will be rated "BBB-" and "Baa3" respectively.

Representation of Noteholders – In accordance with article L.228-46 of the French Code of commerce, Noteholders will be grouped together in a collective group ("*masse*"), which shall have legal personality.
Pursuant to article L.228-47 of such Code, the representative of the *masse* will be:
Association de représentation des masses d'obligataires:
Centre Jacques Ferronnière, 32, rue du Champ de Tir, B.P. 81236, 44312 NANTES Cedex 3, represented by *Président* Mr Alain Foulonneau, domiciled at the above address
The acting representative will have the power, without restriction or reservation, to take, on behalf of the masse, all actions of an administrative nature necessary to protect the interests of the holders of Notes.
The representative will exercise its duties until its dissolution, resignation or termination of its duties by a general meeting of the holders of Notes or until it becomes incapable of acting or unable to act.
The appointment of the representative shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Notes. This appointment will be automatically extended until the final resolution of any proceedings in which the representative is involved and the enforcement of any judgements rendered or settlements made.
CGEM will pay the representative of the *masse* an amount of €300 per annum, payable on 31 December in each year as long as any Notes are outstanding.

Meetings of the Noteholders shall be held at CGEM's registered office or such other place as is specified in the notice of the meeting.
Each Noteholder shall have the right, during the period of 15 days prior to any meeting of the masse, to examine and take copies of, or to cause an agent to do so on its behalf, at CGEM's registered office or, as the case may be, at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to such general meeting.

Listing and Trading of the Notes – An application has been made to list the Notes on the *Premier Marché* of Euronext Paris S.A. The listing is expected to take place on the Settlement Date, on 3 December 2003 , under the ISIN code FR0010034298. No further listing on any other market is expected.
No restrictions are imposed by the terms and conditions of the issue on the free transferability of the Bonds.

General Information regarding the Notes and Fiscal Agent – The centralization of the financial service of the issue (payment of interest, centralization of request for the redemption of the Notes, etc.) shall be carried out by Société Générale (the "Fiscal Agent") which shall act as calculation agent (the "Calculation Agent").
The administrative service of the Notes in registered form shall be carried out by CGEM (Cf. paragraph 2.4.1).

Jurisdiction – Claims against CGEM as defendant will be submitted to the jurisdiction of the Court of Appeal of the location of the registered office of CGEM and in accordance with the nature of the dispute, unless otherwise provided in the *Nouveau Code de Procédure Civile* .

Use of proceeds – Through this issue, the Michelin Group keeps on improving its financial structure.
By increasing the average maturity period of its debt, it is strengthening its ability to anticipate and react to changes in its environments.
In view of their lowest subordination ranking and duration, the Notes will reinforce CGEM's financial profile. The net proceeds of the issue will be used principally to repay certain outstanding indebtedness that are reaching maturity and others that can be reimbursed in anticipation.

Balance Sheet – The consolidated financial statements for the year 2002 have been published in the *Bulletin Des Annonces Legales Obligatoires* of April 7, 2003, pages 3652 to 3663. The accounts were approved by the mixed general assembly of shareholders on May 16, 2003, as published in the *Bulletin Des Annonces Legales Obligatoires* of June 13, 2003, page 14458. The consolidated mid-year results as of June 30, 2003 were published in the *Bulletin Des Annonces Legales Obligatories* of August 4, 2003, pages 18540 to 18543.

Business Market – Refer to the *Bulletin Des Annonces Legales Obligatoires* of 29 October 2003, page 21850, and to the *Bulletin Des Annonces Legales Obligatoires* of 4 August 2003, pages 18540 to 18543, as well as the prospectus below.

Prospectus – This prospectus (consisting of the Document de Réference filed with the *Commission des Opérations de Bourse* on 31 March 2003, under number D.03-328 and this *note d'opération*), subject to the *Autorité des Marchés Financiers* visa number 03-1057 granted on 27 November 2003, are available free of charge at the registered office of Compagnie Generale des Etablissements Michelin, 12, cours Sablon, 63000 Clermont-Ferrand, and are also available on its internet website (www.michelin.com) and on the website of the *Autorité des Marchés Financiers* (www.amf-france.org.fr).

The *Autorité des Marchés Financiers* draws the attention of the public to the following factors:

- The lowest ranking subordinated notes being issued in accordance with Articles L.228-38 et seq. and Article L.228-97 of the French Code of commerce are distinguishable from bonds and ordinary subordinated notes by reason of their very lowest rank of subordination as contractually defined by the subordination clause.
- Payment of interest can be deferred if no dividend or no interim dividend is distributed (as described in paragraph 2.4.4.2).
- CGEM shall be entitled, at its option, to redeem early all the Notes in cash at par on 3 December 2013, and thereafter every three months after this date until the maturity date of the Notes on 3 December 2033.

Purpose of the insertion. – The present insertion is done in view of the admission, to the *Premier Marché* of the Euronext Paris S.A., of the above mentioned captions.

Compagnie Générale des Établissements Michelin
Edouard Michelin
one of the managers,
making choice of registered address,
company location of the business,
12, cours Sablon
63000 Clermont-Ferrand